As confidentially submitted to the Securities and Exchange Commission on May 1, 2025.
This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration Statement No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ONTRAK, INC.
(Exact name of registrant as specified in its charter)

Delaware	8090	88-0464853
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
(310) 444-4300
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brandon LaVerne
Chief Executive Officer
Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
(310) 444-4300
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

John Tishler, Esq. Sheppard, Mullin, Richter & Hampton LLP 12275 El Camino Real, Suite 100 San Diego, CA 92130	Charles E. Phillips Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, NY 10105

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
_____________________________________
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION DATED , 2025

Ontrak, Inc.

Up to Shares of Common Stock
Up to Pre-Funded Warrants to Purchase up to Shares of Common Stock
Up to Series A Warrants to Purchase up to Shares of Common Stock
Up to Series B Warrants to Purchase up to Shares of Common Stock (which contains a zero exercise price option)
Up to Shares of Common Stock underlying the Pre-Funded Warrants, Series A Warrants and Series B Warrants

This is a reasonable best efforts public offering of up to shares (the “shares”) of our common stock, par value $0.001 per share ("common stock") together with up to Series A warrants to purchase up to shares of common stock (the "Series A Warrants") and up to Series B warrants to purchase up to shares of common stock (the "Series B Warrants," together with the Series A Warrants, the "warrants") at an assumed combined public offering price of $ per share and one Series A Warrant and one Series B Warrant. Each share of common stock is being offered together with one Series A Warrant to purchase one share of common stock and one Series B Warrant to purchase one share of common stock.
The shares of common stock and warrants will be separately issued. This prospectus also relates to the shares of common stock that are issuable from time to time upon exercise of each of the Series A Warrants and Series B Warrants.
The Series A Warrants and the Series B Warrants will be exercisable beginning on the effective date of such stockholder approval as may be required by the applicable rules and regulations of the Nasdaq Capital Market (or any successor entity) to permit the exercise of the warrants (“Stockholder Approval"). The Series A Warrants will expire years from the date of Stockholder Approval and have an initial exercise price of $ and the Series B Warrants will expire two and a half years from the date of Stockholder Approval and have an initial exercise price of $ . In the event that we are unable to obtain the required Stockholder Approval the Series A Warrants and the Series B Warrants will not be exercisable and therefore have no value.

Upon the Stockholder Approval and provided the lowest VWAP (as defined in the Series B Warrant) of the common stock during the period commencing five consecutive trading days immediately preceding the Stockholder Approval date and ending five consecutive trading days immediately after the Stockholder Approval date (the “Stockholder Approval Event Market Price”) (provided if the Stockholder Approval date is effective after close of trading on the primary Trading Market, then commencing on the next trading day, which period shall be the “Stockholder Approval Adjustment Period”) is less than the exercise price then in effect, then at the close of trading on the primary Trading Market (as defined in the Series B Warrant) on the last day of the Stockholder Approval Adjustment Period, the exercise price for the Series B Warrants then in effect on such fifth (5th) trading day shall be reduced to the Stockholder Approval Event Market Price; provided that the adjusted exercise price shall not be less than $ (the “Floor Price”) based on the assumed public offering price of $ per share of common stock. Simultaneously with any adjustment to the exercise price, the number of shares of common stock that may be purchased upon exercise of the Series B Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable hereunder for the adjusted number of shares of common stock shall be the same as the aggregate exercise price in effect immediately prior to such adjustment and may not be unilaterally reduced by us for any reason other than by exercise of the Series B Warrant by such holder). In addition upon Stockholder Approval, a holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a one-time only “zero exercise price” option in which the holder is entitled to receive a number of shares of common stock that shall equal the product of (x) the aggregate number of Warrant Shares that would be issuable upon exercise of the Series B Warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) . As a result of this feature, we do not expect to receive any cash proceeds from the exercise of the Series B Warrants because it is highly unlikely that a Series B Warrant holder will elect to pay an exercise price in cash to receive one share of common stock when they could elect the zero exercise price option in these circumstances to receive more shares of common stock than they would receive if they did pay an exercise price in cash. As an example, given the above provisions, holders of the Series B Warrants will be issued a maximum of shares of common stock upon the exercise of the Series B Warrants. Each Series B Warrant includes one underlying share of common stock that may be obtained by exercising the Series B Warrant at an assumed exercise price of $ based on the assumed public offering price of $ per share of common stock; however if the holder elects the zero exercise price option, the number of shares of common stock could increase to up to shares of common stock underlying each Series B Warrant if the exercise price decreases to and equals the Floor Price at the time of such election. As such, holders of the Series B Warrants may elect to be issued up to shares of common stock upon the exercise of the Series B Warrants assuming the $ Floor Price. The assumed exercise price of the Series B Warrant is calculated as 180% of the public offering price and the assumed Floor Price is calculated as 20% of the public offering price.
We are also offering pre-funded warrants to those purchasers, whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock following the consummation of this offering in lieu of the shares of our common stock that would result in ownership in excess of 4.99% (or, at the election of the purchaser, 9.99%). Each pre-funded warrant will be exercisable for one share of common stock at an exercise price of $0.0001 per share. Each pre-funded warrant is being offered together with the same Series A Warrant and Series B Warrant, each to purchase one share of common stock described above being offered with each share of common stock. The purchase price of each pre-funded warrant will equal the combined public offering price per share of common stock and warrants being sold in this offering, less the $0.0001 per share exercise price of each such pre-funded warrant. Each pre-funded warrant will be exercisable upon issuance and will expire when exercised in full. The pre-funded warrants and warrants will be separately issued. For each pre-funded warrant that we sell, the number of shares of common stock that we are selling will be decreased on a one-for-one basis. This prospectus also covers all the shares of common stock issuable from time to time upon the exercise of the pre-funded warrants, Series A Warrants and Series B Warrants included alongside the common stock and pre-funded warrants offered hereby.
There is no established public trading market for the pre-funded warrants or warrants, and we do not expect a market to develop. We do not intend to apply for listing of the pre-funded warrants or warrants on any securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants and warrants will be limited.
We engaged Roth Capital Partners, LLC (“Roth” or the “Placement Agent”) to act as our exclusive placement agent in connection with this offering. The Placement Agent agreed to use its reasonable best efforts to arrange for the sale of the securities offered by this prospectus. The Placement Agent is not purchasing or selling any of the securities we are offering by this prospectus and the Placement Agent is not required to arrange the purchase or sale of any specific number of securities or dollar amount. We have agreed to pay to the Placement Agent the Placement Agent fees set forth in the table below, which assumes that we sell all of the securities offered by this prospectus. There is no arrangement for funds to be received in escrow, trust or similar arrangement. There is no minimum number of shares of securities or minimum aggregate amount of proceeds that is a condition for this offering to close. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund if we do not sell all of the securities offered hereby. Because there is no escrow account and no minimum number of securities or amount of proceeds, investors could be in a position where they have invested in us, but we have not raised sufficient proceeds in this offering to adequately fund the intended uses of the proceeds as described in this prospectus. We will bear all costs associated with the offering. See “Plan of Distribution” on page 26 of this prospectus for more information regarding these arrangements.
Our common stock is listed on The Nasdaq Capital Market under the symbol “OTRK”. On May , 2025, the closing price as reported on The Nasdaq Capital Market was $ per share. Until October 7, 2025, we are subject to a discretionary panel monitor. If we fail to maintain compliance with any continued listing requirement in Nasdaq’s Listing Rules through October 7, 2025, Nasdaq will issue a delist determination letter and promptly schedule a hearing with a Nasdaq hearing panel. See “Recent Developments—Nasdaq Matters,” on page 4.
You should read this prospectus, together with additional information described under the headings “Incorporation of Certain Information By Reference” and “Where You Can Find More Information,” carefully before you invest in any of our securities.
This offering will terminate on , 2025, unless we decide to terminate it (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The combined public offering price per share of common stock (or pre-funded warrant in lieu thereof) and accompanying warrants will be fixed for the duration of this offering.
All share, warrant and pre-funded warrant numbers are based on an assumed combined public offering price of $ per share or pre-funded warrant, as applicable, and warrants. The actual combined public offering price per share and warrants and the actual combined public offering price per pre-funded warrant and warrants will be determined between us and investors based on market conditions at the time of pricing, and may be at a discount to the current market price of our common stock. Therefore, the assumed public offering price used throughout this prospectus may not be indicative of the final public offering price.

We have two classes of stock: common stock and Series A Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”). The holders of our outstanding common stock will hold approximately % of the voting power of our outstanding capital stock immediately following this offering. Each share of common stock is entitled to one vote. Voting rights for holders of the Series A Preferred Stock exist primarily with respect to voting on amendments to our certificate of incorporation, including the certificate of designations relating to the Series A Preferred Stock, that materially and adversely affect the rights of the holders of Series A Preferred Stock or authorize, increase or create additional classes or series of our capital stock that are senior to the Series A Preferred Stock. However, since August 2023, the holders of the Series A Preferred Stock have the right to elect two directors to our board of directors. As of the date of this prospectus, no directors have been elected to our board of directors by the holders of the Series A Preferred Stock in their capacity as such.
You should read this prospectus, the information incorporated by reference herein and the additional information described under the heading “Where You Can Find More Information” carefully before you invest.
On September 23, 2024, we effected a 1-for-15 reverse stock split of our common stock. Unless otherwise indicated, all the share, per share information, derivative security numbers and exercise prices in this prospectus have been adjusted to give effect to such reverse stock split.
We are a “smaller reporting company” as defined under federal securities law and we have elected to comply with certain reduced public company reporting requirements available to smaller reporting companies. See the section titled “Prospectus Summary — Implications of Being a Smaller Reporting Company.”
Prior to making an investment decision, you should carefully consider all of the information in this prospectus and all information incorporated by reference into this prospectus. Investing in our securities involves risks. “See “Risk Factors” beginning on page 9.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

		Per Share and Warrants(1)		Per Pre-Funded Warrant and Warrants(1)		Total
Public offering price	$		$		$
Placement Agent fees	$		$		$
Proceeds to us, before expenses(2)	$		$		$
___________
(1) The final public offering price per share of common stock (or pre-funded warrant in lieu thereof) and accompanying warrants will be determined by us, the Placement Agent and the investors in this offering and may be a discount to the market price of our common stock.
(2) We estimate the total expenses of this offering will be approximately $ . The actual public offering price, Placement Agent fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total amount set forth in this table and throughout this prospectus. Because there is no minimum number of securities or amount of proceeds required as a condition to closing in this offering, the actual offering amount, Placement Agent fees, estimated expenses and net proceeds to us, if any, are not presently determinable and may be substantially less than the total amounts set forth above. The amount of the proceeds to us presented in this table does not give effect to any cash exercise of the warrants offered hereby.

We will deliver all securities to be issued in this offering delivery versus payment upon receipt of investor funds received by us. Delivery of the securities to the purchasers in this offering is expected to be made on or about , 2025.

Roth Capital Partners

The date of this prospectus is              , 2025

ABOUT THIS PROSPECTUS
We incorporate by reference important information into this prospectus. You may obtain the information incorporated by reference without charge by following the instructions under “Incorporation of Documents by Reference.” You should carefully read this prospectus as well as additional information described under “Incorporation of Documents by Reference,” before deciding to invest in our securities.
Neither we nor the Placement Agent have authorized anyone to provide you with additional information or information different from that contained in, or incorporated by reference into, this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. Our securities are being offering for sell, and offers to buy are sought, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date on the front cover page of this prospectus, or other earlier date stated in this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and future prospects may have changed since that date.
The information incorporated by reference into or provided in this prospectus may contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained such industry and market data from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industry in which we operate that are subject to a high degree of uncertainty, including those discussed in “Risk Factors.” We caution you not to give undue weight to such assumptions, projections, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.
For investors outside the United States (“U.S.”): Neither we nor the Placement Agent have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the U.S. Persons outside the U.S. who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities and the distribution of this prospectus outside of the U.S.
INFORMATION REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements that involve risks, uncertainties and assumptions. You should not place undue reliance on these forward-looking statements. All statements other than statements of historical fact in this prospectus are forward-looking statements. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words. These forward-looking statements include, but are not limited to, statements concerning the following:
•our ability to raise capital to fund our operations;
•the proceeds of this offering;
•the timing or success of obtaining regulatory licenses or approvals;
(i)

•sufficiency of our working capital to fund our operations in the near and long term, which raises doubt about our ability to continue as a going concern;
•infrastructure required to support operations in future periods, including the expected costs thereof;
•estimates associated with revenue recognition, asset impairments, and cash flows;
•variance in our estimates of future operating costs;
•the effectiveness of our disclosure controls and our internal control over financial reporting;
•the impact of new accounting pronouncements;
•size and growth of our target markets; and
•the initiation, timing, progress, and results of our research and development programs.
Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, without limitation:
•We need to raise additional capital to fund our operations beyond the second quarter of 2025. Many aspects of our ability to obtain additional capital are not entirely within our control and there can be no assurance that we will receive additional capital when needed, on favorable terms, or at all. If we cannot raise capital, on favorable terms or at all, we will need to reevaluate our planned operations and may need to cease operations, file for bankruptcy, liquidate, and/or wind-up our affairs. These circumstances raise substantial doubt about our ability to continue as a going concern.
•We have incurred significant losses since our inception and may be unable to obtain additional funds before we achieve positive cash flows.
•As of March 31, 2025, we had approximately $13.5 million, including accrued paid-in-kind interest, outstanding under the Keep Well Agreement (as defined below), of which approximately $10.8 million is represented by promissory notes payable at any time after August 30, 2025 upon demand of the holder and the balance of which matures on May 14, 2026, unless it becomes due and payable in full earlier, whether by acceleration or otherwise. A default under the Keep Well Agreement or under any of the promissory notes issued thereunder would have a material adverse effect on our financial condition, operating results, and business.
•Our programs and solutions may not be as effective as we believe and may not achieve broad market acceptance and announcements of disappointing results may lead to declines in the market prices of our securities.
•Our business currently depends upon a few significant customers. Since 2021, we have lost four significant customers. The loss of one or more other significant customers would have a material adverse effect on our financial condition, operating results and business.
•We depend upon our senior management and key consultants and their loss or unavailability could put us at a competitive disadvantage.
•We need to attract and retain highly skilled personnel; we may be unable to effectively manage growth with our limited resources.
•Customers may not achieve the savings we expect to be created by our programs and solutions, which could adversely impact our business.
•Market acceptance of our programs and solutions depends in large part on the willingness of third party payors to cover them, which is beyond our control.
•We may be unable to protect our intellectual property rights and we may be liable for infringing the intellectual property rights of others.
(ii)

•Ongoing healthcare legislative and regulatory reform measures may have a material adverse effect on our business and results of operations.
•We must comply with significant government regulations, including with respect to licensure and privacy matters.
•Our Series A Preferred Stock has no fixed maturity date, ranks junior to our currently outstanding indebtedness, is entitled to the payment of dividends only to the extent we may do so under Delaware corporate law, and has limited voting rights.
•Our largest stockholder controls approximately 46% of our outstanding common stock and beneficially owns approximately 96% of our common stock, and may determine all matters presented for stockholder approval, including the election of directors, significant corporate transactions and our dissolution.
•We are subject to ongoing litigation and may be subject to future litigation, any of which could result in substantial liabilities.
•Our common stock may be delisted by Nasdaq.
•The price of our common stock and preferred stock may be volatile.
•The market prices for our common stock and preferred stock may be adversely impacted by future events.
•Our certificate of incorporation, bylaws and Delaware law have anti-takeover provisions that could discourage, delay or prevent a change in control, which may cause our stock price to decline.
Forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.
You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of any forward-looking statement. Except as required by law, we undertake no obligation to update publicly any forward-looking statement for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations.
You should read this prospectus and the documents that we reference in this prospectus and have filed with the Securities and Exchange Commission (the “SEC”) as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

(iii)

PROSPECTUS SUMMARY
The following summary highlights selected information about us and this offering and does not contain all of the information that you should consider before investing in this offering. You should carefully read this entire prospectus and the documents incorporated by reference into this prospectus, especially the “Risk Factors,” as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the accompanying notes to those statements, incorporated by reference from our most recent Annual Report on Form 10-K and our other filings with the SEC before making an investment decision. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Ontrak” or “the Company” refer to Ontrak, Inc.
Company Overview
Ontrak, Inc. (“Ontrak,” “Company,” “we,” “us” or “our”) was incorporated in the State of Delaware on September 29, 2003. Ontrak was founded with a passion for engaging with and transforming health outcomes for anyone impacted by behavioral health conditions through our Wholehealth+ and accompanying suite of solutions. We are a value-based behavioral healthcare company that identifies and engages people with unmet health needs using our proprietary Advanced Engagement System to improve clinical outcomes and reduce total cost of care. Through access to comprehensive claims data and other healthcare information, our technology-enabled platform utilizes analytics and predictive modeling to uniquely identify connections between behavioral health issues and physical chronic conditions, exposing gaps that traditional behavioral health providers often miss. Our program predicts people whose chronic disease will improve with behavior change, recommends effective care pathways that people are willing to follow, and engages and guides them to and through the care and treatment they need. By combining advanced analytics with human engagement, we deliver improved member health and validated outcomes and savings to healthcare payors.
Our integrated, technology-enabled solutions are designed to provide healthcare solutions to members with behavioral conditions that cause or exacerbate chronic medical conditions such as diabetes, hypertension, coronary artery disease, chronic obstructive pulmonary disease, and congestive heart failure, which result in high medical costs. Ontrak has a unique ability to engage these members, who may not otherwise seek behavioral healthcare, leveraging proprietary enrollment capabilities built on deep insights into the drivers of care avoidance. Ontrak integrates evidence-based psychosocial and medical interventions delivered either in-person or via telehealth, along with care coaches who address the social and environmental determinants of health. Our programs seek to improve member health and deliver validated cost savings to healthcare payors.
We operate as one segment in the United States and we contract with leading national and regional health plans and other at-risk payors to make our solutions available to eligible members.
We generate revenues from the services we provide to populations insured by (a) private health insurance programs, including employer funded programs (which we refer to as commercial revenue) and (b) government funded health insurance programs, such as managed Medicare Advantage, managed Medicaid and dual eligible (Medicare and Medicaid) populations. We aim to increase the number of members that are eligible for our solutions by signing new contracts and identifying more eligible members within customers with whom we have existing contracts.
Recent Developments
Keep Well Agreement Funding
In April 2022, we and Acuitas Capital LLC (“Acuitas Capital” and together with its affiliates, “Acuitas”) entered into a Master Note Purchase Agreement. In March 2024, we and Acuitas entered into the sixth amendment to the Master Note Purchase Agreement (the “Sixth Amendment” and the Master Note Purchase Agreement, as amended to date, the “Keep Well Agreement”).
Under the Sixth Amendment, in April 2024, we issued and sold to Acuitas a senior secured convertible promissory note (a “Demand Note”) with a principal amount of $1.5 million, and, in Acuitas’ sole discretion, Acuitas could elect to purchase up to an additional $13.5 million in principal amount of Demand

Notes, at such time and in such principal amounts as specified in the Sixth Amendment. We refer to the convertible promissory notes representing our borrowings under the Keep Well Agreement, including the Demand Notes, as the “Keep Well Notes.”
In August 2024, we entered into an agreement with Acuitas pursuant to which Acuitas agreed to purchase an aggregate of $5.0 million of Demand Notes (the “Committed Demand Notes”), and not to exercise its right to require that any amounts due under any Demand Note be paid until after August 30, 2025; except, if we receive proceeds from a capital contribution or the issuance of any capital stock after November 1, 2024, Acuitas, in its sole discretion, may require that the net proceeds therefrom be applied to pay any amounts due under the Committed Demand Notes. As of March 31, 2025, Acuitas has purchased all $5.0 million of the Committed Demand Notes.
As of March 31, 2025, approximately $13.5 million, including accrued paid-in-kind interest, was outstanding under the Keep Well Agreement, of which approximately $10.8 million is represented by Demand Notes and the balance of which matures on May 14, 2026, unless it becomes due and payable in full earlier, whether by acceleration or otherwise. If Acuitas were to demand that all or a significant portion of the Demand Notes be paid in September 2025, we may not have sufficient funds to repay the amounts due, which would have a material adverse effect on our business and raise substantial doubt about our ability to continue as a going concern. For additional information, see the risk factors described in “Risk Factors—Risk Related to our Business,” below.
Reverse Stock Split
We effected a 1-for-15 reverse stock split of our common stock, effective at 12:01 a.m. Eastern Time on September 23, 2024 (the “2024 Reverse Stock Split”). Our common stock began trading on The Nasdaq Capital Market on a post-split basis at the open of trading on September 23, 2024. Unless otherwise indicated, the share and per share information in this prospectus reflects the effects of the September 2024 reverse split.
Warrant Amendments
In a public offering completed in November 2023, we issued certain warrants to purchase shares of our common stock (such warrants, the “Public Offering Warrants”). Under the terms of the Public Offering Warrants, in addition to customary adjustments to their exercise price and the number of shares of common stock issuable upon exercise in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock (a “Stock Combination Event”), if the Stock Combination Event Market Price (as defined below) is less than the exercise price then in effect (after giving effect to the customary adjustments thereto as a result of the event), then, on the 16th trading day immediately following the Stock Combination Event, the exercise price will be reduced to the Stock Combination Event Market Price, and simultaneously with such adjustment, the number of shares of common stock issuable upon exercise is increased proportionally, such that the aggregate exercise price of the Public Offering Warrants, after taking into account the adjustment to the exercise price, will be equal to the aggregate exercise price before the adjustment to the exercise price. “Stock Combination Event Market Price” means, with respect to any Stock Combination Event, the quotient determined by dividing (x) the sum of the volume weighted average price of our common stock for each of the five lowest trading days during the 20 consecutive trading day period ending and including the trading day immediately preceding the 16th trading day after the date of such stock combination event, by (y) five.
On October 8, 2024, we and certain holders of the Public Offering Warrants entered into warrant amendments (each, a “Warrant Amendment” and collectively, the “Warrant Amendments”), pursuant to which, solely with respect to the 2024 Reverse Stock Split, the parties agreed to shorten the measuring period for determining the Stock Combination Event Market Price for the 2024 Reverse Stock Split so that it ended on the 11th trading day immediately following the 2024 Reverse Stock Split. As a result of the foregoing, the exercise price of the Public Offering Warrants of the holders that entered into the Warrant Amendments was reduced to $2.25, which was the Stock Combination Event Market Price for the shortened period. In accordance with the terms of the Public Offering Warrants, the aggregate number of shares of common stock issuable upon the unexercised portions of those warrants as of October 8, 2024 increased to 1,483,098.

With respect to the Public Offering Warrants held by parties that did not enter into the warrant amendments described above, the Stock Combination Event Market Price for the 2024 Reverse Stock Split was $2.08. As a result, the exercise price of those Public Offering Warrants outstanding on October 12, 2024 (which was the day immediately following the end of the measuring period for determining the Stock Combination Event Market Price for the 2024 Reverse Stock Split other than for the Public Offering Warrants held by parties that entered into the warrant amendments described above) was reduced to $2.08 per share and the aggregate number of shares of common stock issuable upon the unexercised portions of those warrants as of October 12, 2024 increased to 4,966,383. Similarly, the exercise price of each of the warrant we issued to Acuitas in a private placement we completed in November 2023 and the warrants issued under the Keep Well Agreement was reduced to $2.08 per share and the number of shares of common stock issuable upon exercise thereof increased to 33,610,460.
Customer Notifications, Reduction in Workforce and Restructuring
In October 2024, we were notified by a health plan customer of its intent not to continue using our services after December 2024. For the year ended December 31, 2024, we billed this customer approximately $6.5 million, representing 59% of our revenue. Also, in October 2023, we were notified by a different health plan customer of its intent not to continue using our services after February 2024. For the year ended December 31, 2023, we billed this customer approximately $4.3 million, representing 33.8% of our total revenue.
Over the last two years, our management has approved multiple restructuring plans as part of management's continued cost saving measures in order to reduce our operating costs, optimize our business model and help align with our previously stated strategic initiatives. In furtherance of the restructuring plans:
•    In February 2024, approximately 21% of our employee positions were eliminated, which resulted in a reduction of annual compensation costs of approximately $2.0 million. We incurred approximately $0.3 million of one-time termination related costs, including severance payments and benefits payable to the impacted employees. The headcount reductions were completed during March 2024.
•    In March 2023, approximately 19% of our employee positions were eliminated, which resulted in a reduction of annual compensation costs of approximately $2.7 million. We incurred approximately $0.5 million of one-time termination related costs, including severance payments and benefits payable to the impacted employees.
Insurance Recoveries
We are involved in various securities class actions and purported stockholder derivative complaints, and we have incurred legal costs related to an investigation by the SEC and Department of Justice of our former chief executive officer and chairman of our board of directors. We maintain a corporate liability insurance policy which provides coverage for legal defense costs. The terms of this insurance policy provide that the insurer will pay the third party directly on our behalf for such legal defense costs. Based on our analysis, our obligation as the primary obligor of the invoices for legal defense costs has not been transferred to the insurer and as such, we record these costs as a receivable with a corresponding liability on our consolidated balance sheet. As of December 31, 2024, we submitted cumulative claims for legal defense costs totaling approximately $5.2 million, of which $4.9 million has been paid by the insurer to third parties. We have $0.3 million of claims for legal defense costs recorded as other receivable included in “Prepaid expenses and other current assets” and $0.3 million as part of “Other accrued liabilities” on our consolidated balance sheet as of December 31, 2024.
Nasdaq Matters
From October 2023 to October 2024, we were not in compliance with the minimum bid price requirement in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Rule”). On October 7, 2024, we received a letter from the Nasdaq Office of General Counsel confirming that we regained compliance with the Minimum Bid Price Rule by October 7, 2024 because the closing bid price for our common stock was $1.00 or more for a minimum of 10 consecutive trading sessions. That letter also informed us that, pursuant to Nasdaq Listing Rule 5815(d)(4)(A), we will be subject to a discretionary panel monitor for a period of one year from October 7, 2024, and that if, within that one-year monitoring period, we fail to maintain compliance with any continued listing requirement, Nasdaq will issue a delist determination letter and promptly schedule a new hearing with a Nasdaq hearing panel. Notwithstanding Nasdaq Listing Rule 5810(c)(2), we will not be permitted to provide a plan of compliance to Nasdaq’s staff with respect to any deficiency that arises during the one-year monitoring period, and the Nasdaq staff will not be permitted to grant additional time for us to regain compliance with respect to any such deficiency. See the risk factor titled, “There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with its continued listing requirements, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions,” on page 9 of this prospectus.
Corporate Information
Ontrak was incorporated in the State of Delaware on September 29, 2003. Our principal executive offices are located at 333 S. E. 2nd Avenue, Suite 2000, Miami, FL 33131 and our telephone number is (310) 444-4300. Our website address is www.ontrakhealth.com. The information contained on our website is not incorporated by reference into this prospectus, and you should not consider any information contained in, or that can be accessed through, our website as part of this prospectus or in deciding whether to purchase our securities.
Implications of Being a Smaller Reporting Company
We are a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To the extent that we continue to qualify as a smaller reporting company, we may take advantage of accommodations afforded to smaller reporting companies including: (i) not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes Oxley Act of 2002, so long as we also qualify as a “non-accelerated filer” as defined in the Exchange Act; (ii) scaled executive compensation disclosure requirements; and (iii) providing only two years of audited financial statements, instead of three years. We will qualify as a smaller reporting company: (i) until the fiscal year following the determination that the market value of our voting and non-voting common stock held by non-affiliates is more than $250 million measured on the last business day of our second fiscal quarter, or (ii) if our annual revenues are less than $100 million during the most recently completed fiscal year, until the fiscal year following the determination that the market value of our voting and non-voting common stock held by non-affiliates is more than $700 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common Stock to be Offered	Up to shares.
Pre-funded Warrants to be Offered	We are also offering to certain purchasers whose purchase of shares of common stock in this offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock immediately following the consummation of this offering, the opportunity to purchase, if such purchasers so choose, pre-funded warrants to purchase shares of common stock, in lieu of shares of common stock that would otherwise result in any such purchaser’s beneficial ownership exceeding 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding common stock. Each pre-funded warrant will be exercisable for one share of our common stock. The purchase price of each pre-funded warrant and accompanying warrants will equal the price at which the share of common stock and accompanying warrants are being sold to the public in this offering, minus $0.0001, and the exercise price of each pre-funded warrant will be $0.0001 per share. The pre-funded warrants will be exercisable immediately and may be exercised at any time until all of the pre-funded warrants are exercised in full. This offering also relates to the shares of common stock issuable upon exercise of any pre-funded warrants sold in this offering. For each pre-funded warrant we sell, the number of shares of common stock we are offering will be decreased on a one-for-one basis. Because we will issue a Series A Warrant and a Series B Warrant, each to purchase one share of common stock for each share of our common stock and for each pre-funded warrant to purchase one share of our common stock sold in this offering, the number of warrants sold in this offering will not change as a result of a change in the mix of the shares of our common stock and pre-funded warrants sold.

Warrants to be Offered
Series A Warrants to purchase up to shares of our common stock. Each Series A Warrant has an exercise price of $ per share of common stock. Series A Warrants will become exercisable beginning on the date of the Stockholder Approval and will expire years from the date of Stockholder Approval. The Series A Warrants include certain mechanisms, including certain anti-dilution provisions and other standard adjustment provisions. To better understand the terms of each of the Series A Warrants, you should carefully read the “Description of Securities We are Offering - Series A Warrants” section of this prospectus. You should also read the form of the Series A Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.
Series B Warrants to purchase up to shares of our common stock. Each Series B Warrant has an exercise price of $ per share of common stock (to be calculated as 180% of the public offering price). The Series B Warrants will become exercisable beginning on the date of the Stockholder Approval and will expire from the date of Stockholder Approval. The exercise price of the Series B Warrants will be reset upon the Stockholder Approval and if the Stockholder Approval Event Market Price during the Stockholder Approval Adjustment Period is less than the then current exercise price then the exercise price for the Series B Warrants then in effect on such fifth trading day shall be reduced to the Stockholder Approval Event Market Price; provided that the adjusted exercise price shall not be less than $ (calculated as 20% of the public offering price, the “Floor Price”) based on the assumed public offering price of $ per share of common stock and accompanying warrants. Simultaneously with any adjustment to the exercise price, the number of shares of common stock that may be purchased upon exercise of the Series B Warrant shall be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable hereunder for the adjusted number of shares of common stock shall be the same as the aggregate exercise price in effect immediately prior to such adjustment and may not be unilaterally reduced by us for any reason other than by exercise of the Series B Warrant by such holder.
The Series B Warrants also include a one-time only "zero exercise price" option in which the holders of Series B Warrants are entitled to receive a number of shares of common stock that shall equal the product of (x) the aggregate number of shares of common stock that would be issuable upon exercise of the Series B Warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) . As a result of this feature, we do not expect to receive any cash proceeds from the exercise of the Series B Warrants because it is highly unlikely that a Series B Warrant holder will elect to pay an exercise price in cash to receive one share of common stock when they could elect the zero exercise price option in these circumstances to receive more shares of common stock than they would receive if they did pay an exercise price. To better understand the terms of the Series B Warrant, you should carefully read the “Description of Securities We are Offering - Series B Warrant” section of this prospectus. You should also read the form of the Series B Warrant, which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The shares of common stock and pre-funded warrants, and the accompanying warrants, as the case may be, can only be purchased together in this offering but will be issued separately and will be immediately separable upon issuance. This prospectus also relates to the offering of the shares of common stock issuable upon exercise of the warrants and the pre-funded warrants.

Common stock outstanding prior this offering(1)	shares.
Common stock outstanding after this offering(1)	shares, assuming no sale of pre-funded warrants in this offering and no exercise of the warrants issued in this offering and an assumed combined public offering price of $ per share and accompanying warrants, which is equal to the last reported sale price per share of our common stock on The Nasdaq Capital Market on , 2025.
Use of proceeds	We estimate that the net proceeds of this offering based upon an assumed combined public offering price of $ per share of common stock and accompanying warrants, which is equal to the last reported sale price per share of our common stock on The Nasdaq Capital Market on , 2025, after deducting Placement Agent fees and estimated offering expenses, will be approximately $ million, assuming no sale of the pre-funded warrants in this offering and no exercise of the warrants issued in the offering. In addition, Acuitas, in its sole discretion, may require that the net proceeds of this offering be applied to pay all or any portion of the amounts due under the $5.0 million of Committed Demand Notes. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and government securities. See “Use of Proceeds.”
Lock-up agreements	We and our directors and officers have agreed with the Placement Agent, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for a period of months after the closing of this offering. See “Plan of Distribution” for more information.
Risk factors	Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary.
Nasdaq Capital Market symbol	Our common stock is listed under the symbol “OTRK.” There is no established public trading market for the pre-funded warrants or warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the pre-funded warrants or warrants on any national securities exchange or other nationally recognized trading system. Without an active trading market, the liquidity of the pre-funded warrants and warrants will be limited.
______________

(1) The number of shares of common stock outstanding after this offering is based on shares of common stock outstanding as of , 2025, and excludes:
•    822,138 shares of common stock reserved for future issuance under our equity incentive plans as of March 31, 2025;
•    4,150,073 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2025 at a weighted average exercise price of $4.18 per share;
•    3,905 shares of common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2025;
•    7,502,318 shares of common stock issuable upon conversion of the principal and accrued interest on secured convertible promissory notes held by Acuitas outstanding as of March 31, 2025, assuming a conversion price of $1.80;
•    7,502,318 shares of common stock issuable upon exercise of warrants that would be issued to Acuitas upon conversion of outstanding promissory notes described above;
•    43,393,530 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2025 at a weighted average exercise price of $2.01 per share, including 1,299,575 shares of common stock issuable upon the exercise of pre-funded warrants at an exercise price of $0.0014 per share; and
•    33,932 shares of common stock issuable upon exchange of all the outstanding shares of the Series A Preferred Stock as of March 31, 2025, assuming an exchange rate of $0.009 shares of common stock per share of Series A Preferred Stock.
Except as otherwise indicated, all information in this prospectus assumes:
•    no issuance of any of the shares of common stock described above;
•    no exercise of the warrants issued in this offering; and
•    no sale of pre-funded warrants in this offering.

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should carefully consider the risk factors discussed below and under the heading “Risk Factors” in our most recent Annual Report on Form 10-K and in other reports and documents incorporated by reference into this prospectus, before deciding whether to purchase any of our common stock in this offering. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our business, prospects, financial condition, and/or operating results. The occurrence of any known or unknown risks might cause you to lose all or part of your investment in our securities.
Risks Related to this Offering and our Common Stock
This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering.
This offering is being made on a best efforts basis and we may sell fewer than all of the securities offered hereby and may receive significantly less in net proceeds from this offering. Assuming that we receive net proceeds of approximately $ million from this offering (assuming an offering with gross proceeds of $ million), based on our current forecast of our future operating results, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations into . Assuming that we receive net proceeds of approximately $ million from this offering (assuming an offering with gross proceeds of $ million), based on our current forecast of our future operating results, we believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our operations into .
There can be no assurance that our common stock will continue to be listed on Nasdaq or, if listed, that we will be able to comply with its continued listing requirements, which could limit investors’ ability to transact in our securities and subject us to additional trading restrictions.
Our common stock is listed on The Nasdaq Capital Market under the symbol “OTRK.” We are required to satisfy continued listing requirements to maintain our listing, including requirements commonly referred to as the minimum bid price rule and either the stockholders’ equity rule or the market value of listed securities rule. The minimum bid price rule requires that the closing bid price of our common stock be at least $1.00 per share, and the stockholders’ equity rule requires that our stockholders' equity be at least $2.5 million, or, alternatively, that the market value of our listed securities be at least $35 million or that we have net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.
We were not in compliance with the minimum bid price rule from October 2023 until October 7, 2024, with the stockholders' equity rule from August 2023 until November 2023, and with the minimum bid price rule from September 2022 until August 2023. Although we regained compliance with the applicable rule in each instance, there can be no assurance that we will continue to satisfy those or any other continued listing requirement and maintain the listing of our common stock on Nasdaq.
When Nasdaq confirmed that we regained compliance with the minimum bid price rule on October 7, 2024, Nasdaq also informed us that, pursuant to Nasdaq Listing Rule 5815(d)(4)(A), we will be subject to a discretionary panel monitor for a period of one year from October 7, 2024, and that if, within that one-year period, we fail to maintain compliance with any continued listing requirement, Nasdaq’s Listing Qualifications Department will issue a delist determination letter and promptly schedule a new hearing with Nasdaq’s Hearings Panel. Notwithstanding Nasdaq Listing Rule 5810(c)(2), we will not be permitted to provide a plan of compliance to the Listing Qualifications Department with respect to any deficiency that arises during the one-year monitoring period, and the Listing Qualifications Department will not be permitted to grant additional time for us to regain compliance with respect to any such deficiency. The foregoing would limit our ability to regain compliance with any continued listing requirement with which we become non-compliant and increases the likelihood that our common stock may be delisted from Nasdaq in the event we become non-compliant with any continued listing requirement. For example, unless we raise sufficient additional capital or our outstanding Keep Well Notes are converted into shares of our common stock, our stockholders' equity may be less than $2.5 million at June 30, 2025. If that were to be the case and if the market value of our listed securities continues to be less than $35 million, after we file our quarterly report on Form 10-Q for the quarter ended June 30, 2025, we expect to receive a Nasdaq delist determination letter and would be required to appeal the delisting determination to the Nasdaq’s Hearings Panel. No assurances can be given that we would appeal such delisting determination, or that if we do, that we would be granted any period of time within which to regain compliance with the stockholders’ equity rule, or that if such time is granted, that we would be able to regain compliance within the period granted.
In addition to the specified criteria for continued listing, Nasdaq also has broad discretionary public interest authority that it can exercise to apply additional or more stringent criteria for continued listing on Nasdaq. Nasdaq has exercised this discretionary authority in the past. As of the date of the filing of this report, Acuitas is our largest stockholder and the aggregate principal amount we borrowed under the Keep Well Agreement, plus all accrued and unpaid interest thereon, is approximately $13.6 million. Mr. Peizer, our former chief executive officer and chairman of our board of directors, owns and controls Acuitas. On March 1, 2023, the DOJ announced charges and the SEC filed a civil complaint against Mr. Peizer alleging unlawful insider trading in our stock. In June 2024, a federal jury convicted Mr. Peizer of one count of securities fraud and two counts of insider trading. On April 29, 2025, the Court found that Mr. Peizer’s insider trading had resulted in avoided losses of $12,711,324 and ordered Mr. Peizer to forfeit that amount. Mr. Peizer is set to be sentenced on June 23, 2025. Neither the Company nor any other current or former director or employee of the Company has been charged by the DOJ or sued by the SEC. No assurances can be given that Nasdaq will not exercise its discretionary public interest authority to delist our common stock due to public interest concerns related to Acuitas’ ownership of our common stock or its relationship to us under the Keep Well Agreement.
In connection with offerings of our securities, we submit listing of additional shares applications to Nasdaq. Current Nasdaq practice is not to accept or reject listing of additional shares applications before the closing of an offering. We believe that the issuances of our securities have been compliant with Nasdaq listing rules. However, Nasdaq could assert that one or more of our securities issuances was not in compliance with Nasdaq listing rules. For example, Nasdaq could assert that the exercise price reset and share adjustment provisions in the warrants we issued in our November 2023 public offering and concurrent private placement and under the Keep Well Agreement mandate a delisting determination unless such provisions are modified. Should that occur, we would need to obtain (1) with respect to the warrants issued in our November 2023 public offering, the consent of the holders of such warrants representing at least a majority of the shares of common stock underlying such warrants then outstanding and each investor in the November 2023 public offering who purchased at least $1.75 million of securities at the closing of the offering, and (2) with respect to the warrant issued in our November 2023 private placement and the warrants issued under the Keep Well Agreement, the consent of Acuitas, for any modifications. The failure to obtain such consent(s) could result in the delisting of our common stock.
If our common stock is delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then we could face significant material adverse consequences, including: (a) less liquid trading market for our securities; (b) more limited market quotations for our securities; (c) determination that our common stock is a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities; (d) more limited research coverage by stock analysts; (e) loss of reputation; and (f) more difficult and more expensive equity financings in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our common stock remains listed on Nasdaq, our common stock will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which we offer our securities.
You will experience immediate dilution in the net tangible book value per share of common stock purchased in the offering.
Since the effective public offering price of our common stock in this offering is substantially higher than the pro forma as adjusted net tangible book value per share of our outstanding common stock outstanding prior to this offering, you will suffer dilution in the book value of the common stock you purchase in this offering. After giving effect to the sale of our common stock in the aggregate offering amount of $ at an assumed effective offering price of $ per share of common stock (the last reported sale price of our common stock on The Nasdaq Capital Market on , 2025), assuming no sale of any pre-funded warrants offered hereby, no exercise of the warrants, and after deducting the Placement Agent’s fees and estimated offering expenses payable by us, you would suffer immediate dilution of $ per share in the pro forma as adjusted net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.
If you purchase our securities in this offering you may experience future dilution as a result of future equity offerings or other equity issuances.
We will likely offer and issue additional shares of our common stock or other equity or convertible debt securities in order to raise additional capital. Future investors in such offerings may have rights superior to existing stockholders, and the price per share at which we sell additional shares of common stock or other equity or convertible debt securities in future transactions may be at a higher or lower price per share than the price per share in this offering.
If the Series B Warrants are exercised by way of a one-time only "zero exercise price" option, stockholders may suffer substantial dilution.
If the Series B Warrants are exercised by way of a one-time only "zero exercise price" option, assuming receipt of Stockholder Approval, such exercising holder will receive 3 shares of common stock for each Series B Warrant they exercise, without any cash payment to us. If a "zero exercise price" option is utilized, such exercise will result in substantial dilution to stockholders. As a result of this feature, we do not expect to receive any cash proceeds from the exercise of the Series B Warrants in these circumstances because it is highly unlikely that a Series B Warrant holder will elect to pay an exercise price in cash to receive one share of common stock at a time when they could elect the zero exercise price option to receive more shares of common stock than they would receive if they did pay an exercise price. If each holder of the Series B Warrants elects the zero exercise price option, the number of shares of common stock could increase to up to shares of common stock underlying each Series B Warrant if the exercise price decreases to and equals the Floor Price at the time of such election. As such, holders of the Series B Warrants may elect to be issued up to shares of common stock upon the exercise of the Series B Warrants assuming the $ Floor Price (calculated as 20% of the public offering price). If holders of the Series B Warrants elect the zero exercise price option, on this basis, such exercise will result in substantial dilution to stockholders.

There is no public market for the warrants or pre-funded warrants being offered by us in this offering.
There is no established public trading market for the warrants or the pre-funded warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the warrants or pre-funded warrants on any national securities exchange or other nationally recognized trading system. Without an active market, the liquidity of the warrants and pre-funded warrants will be limited.
The Series A Warrants and the Series B Warrants are not exercisable until Stockholder Approval and may not have any value.
Under Nasdaq listing rules, the Series A Warrants and Series B Warrants are not exercisable without Stockholder Approval for the issuance of shares issuable upon exercise of such warrants. While we intend to use reasonable best efforts to seek Stockholder Approval for issuances of shares of common stock issuable upon exercise of the warrants as applicable, there is no guarantee that the Stockholder Approval will ever be obtained. The Series A Warrants will be exercisable commencing on the date Stockholder Approval is obtained, at an initial exercise price per share of $ . The Series B Warrants will be exercisable commencing on the date Stockholder Approval is obtained, at an initial exercise price per share of $ (calculated as 180% of the public offering price). In the event that the price of a share of our common stock does not exceed the exercise price of the warrants during the period when the warrants are exercisable, the warrants may not have any value. If we are unable to obtain the Stockholder Approval, the Series A Warrants and Series B Warrants will not be exercisable and therefore would have no value.
In addition, we may incur substantial cost, and management may devote substantial time and attention, in attempting to obtain Stockholder Approval of the issuance of shares of common stock upon exercise of the warrants issued in this offering.

A substantial number of shares of common stock may be sold in the market following this offering, which may depress the market price for our common stock.
The securities offered hereby will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the “Securities Act”). In addition, we have a currently effective registration statement on Form S-1 that covers the issuance of up to 6,449,481 shares of common stock underlying outstanding warrants to purchase shares of our common stock. Such shares, if issued, would also be freely tradable without restriction or further registration under the Securities Act. Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that such sales could occur, could cause the market price of our common stock to decline.
Purchasers who purchase our securities in this offering pursuant to a securities purchase agreement may have rights not available to purchasers that purchase without the benefit of a securities purchase agreement.
In addition to rights and remedies available to all purchasers in this offering under federal securities and state law, the purchasers that enter into a securities purchase agreement will also be able to bring claims of breach of contract against us. The ability to pursue a claim for breach of contract provides those investors with the means to enforce the covenants uniquely available to them under the securities purchase agreement including, but not limited to: (i) timely delivery of shares; (ii) agreement to not enter into variable rate financings for months from closing, subject to certain exceptions; (iii) agreement to not enter into any financings for months from closing, subject to certain exceptions; and (iv) indemnification for breach of contract.
We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
Our management will have broad discretion in the application of the net proceeds from this offering, including for any of the currently intended purposes described in the section entitled “Use of Proceeds.” Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds from this offering in ways that ultimately increase the value of any investment in our securities or enhance stockholder value. The failure by our management to apply these funds effectively could harm our business. In addition, Acuitas, in its sole discretion, may require that the net proceeds of this offering be applied to pay all or any portion of the amounts due under the $5.0 million of Committed Demand Notes. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders. If we do not invest or apply our cash in ways that enhance stockholder value, we may fail to achieve expected financial results, which may result in a decline in the price of our shares of common stock, and, therefore, may negatively impact our ability to raise capital, invest in or expand our business, or continue our operations.

Holders of pre-funded warrants and warrants purchased in this offering will have no rights as common stockholders until such holders exercise such warrants and acquire our common stock.
Until holders of pre-funded warrants or warrants acquire shares of our common stock upon exercise of such warrants, holders of pre-funded warrants or warrants will have no rights with respect to the shares of our common stock underlying such warrants, such as voting rights. Upon exercise of the pre-funded warrants or warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.
The warrants and pre-funded warrants are speculative in nature.
The warrants and pre-funded warrants offered hereby do not confer any rights of share of common stock ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire shares of common stock at a fixed price. Specifically, for the Series A Warrants only following receipt of the Stockholder Approval, holders of the Series A Warrants may acquire the shares of common stock issuable upon exercise of such warrants at an exercise price of $ per share of common stock, and for the Series B Warrants only following receipt of the Stockholder Approval, holders of the Series B Warrants may acquire the shares of common stock issuable upon exercise of such warrants at an exercise price of $ per share of common stock (calculated as 180% of the public offering price), and holders of the pre-funded warrants may acquire the shares of common stock issuable upon exercise of such warrants at an exercise price of $0.0001 per share of common stock. Moreover, following this offering, the market value of the warrants and pre-funded warrants is uncertain and there can be no assurance that the market value of the warrants or pre-funded warrants will equal or exceed their respective public offering prices. There can be no assurance that the market price of the shares of common stock will ever equal or exceed the exercise price of the warrants or pre-funded warrants, and consequently, whether it will ever be profitable for holders of warrants to exercise the warrants or for holders of the pre-funded warrants to exercise the pre-funded warrants.
Holders of the warrants offered hereby will have no rights as common stockholders with respect to the shares of our common stock underlying the warrants until such holders exercise their warrants and acquire our common stock, except as otherwise provided in the warrants.
Until holders of the warrants and the pre-funded warrants acquire shares of our common stock upon exercise thereof, such holders will have no rights with respect to the shares of our common stock underlying such warrants, except to the extent that holders of such warrants will have certain rights to participate in distributions or dividends paid on our common stock as set forth in the warrants. Upon exercise of the warrants and the pre-funded warrants, the holders will be entitled to exercise the rights of a common stockholder only as to matters for which the record date occurs after the exercise date.
Resales of our common stock in the public market during this offering by our stockholders may cause the market price of our common stock to fall.
Sales of a substantial number of shares of our common stock could occur at any time. The issuance of new shares of our common stock could result in resales of our common stock by our current stockholders concerned about the potential ownership dilution of their holdings. In turn, these resales could have the effect of depressing the market price for our common stock.
This offering may cause the trading price of our common stock to decrease.
The price per share, together with the number of shares of common stock we propose to issue and ultimately will issue if this offering is completed, may result in an immediate decrease in the market price of our common stock. This decrease may continue after the completion of this offering.
This is a best efforts offering, no minimum amount of securities is required to be sold, and we may not raise the amount of capital we believe is required for our business plans, including our near-term business plans.
The Placement Agent has agreed to use its reasonable best efforts to solicit offers to purchase the securities in this offering. The Placement Agent has no obligation to buy any of the securities from us or to arrange for the purchase or sale of any specific number or dollar amount of the securities. There is no required minimum number of securities that must be sold as a condition to completion of this offering. Because there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, Placement Agent fees and proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth herein. We may sell fewer than all of the securities offered hereby, which may significantly reduce the amount of proceeds received by us, and investors in this offering will not receive a refund in the event that we do not sell an amount of securities sufficient to support our continued operations, including our near-term continued operations. Thus, we may not raise the amount of capital we believe is required for our operations in the short-term and may need to raise additional funds, which may not be available or available on terms acceptable to us or at all.
Acuitas Group Holdings, LLC owns approximately 46% of our outstanding common stock and beneficially owns approximately 96% of our outstanding common stock, and as a result of such ownership has the ability to substantially influence the election of directors and other matters submitted to stockholders.
As of March 31, 2025, 1,937,613 shares of our outstanding common stock were owned by, and 49,714,850 shares of our common stock were beneficially owned by, Acuitas Group Holdings, LLC, an entity indirectly wholly owned and controlled by Mr. Peizer, which represents the ownership of approximately 46% of our outstanding common stock and the beneficial ownership of approximately 96% of our common stock. The foregoing number of shares beneficially owned by Acuitas Group Holdings, LLC and the corresponding percentage assumes the conversion of $11.5 million of the principal amount outstanding under Keep Well Notes at a conversion price of $1.80 per share (with any accrued interest paid in cash) and includes 12,777,788 shares of common stock issuable upon exercise of warrants that would be issued upon conversion of such principal amount. As a result, Acuitas has and is expected to continue to have the ability to significantly influence the election of our board of directors and the outcome of all other matters submitted to our stockholders. Acuitas’ interest may not always coincide with our interests or the interests of our other stockholders, and Acuitas may act in a manner that advances its best interests and not necessarily those of our other stockholders. One consequence to this substantial influence or control is that it may be difficult for investors to remove our management. It could also deter unsolicited takeovers, including transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.
Certain of our warrants contain price protection in the form of anti-dilution provisions that could harm trading in our common stock and make it difficult for us to obtain additional financing.
The warrants we issued in the public offering and the concurrent private placement that closed in November 2023 and the warrants issued under the Keep Well Agreement have price-based anti-dilution provisions. Under these anti-dilution provisions, subject to certain limited exceptions, (a) the exercise price of these warrants will be reduced each time we issue or sell (or are deemed to issue or sell) any securities for a consideration per share less than a price equal to their exercise price in effect immediately prior to such issuance or sale (or deemed issuance or sale), (b) on May 14, 2026, the exercise price of these warrants will be reduced to the greater of (i) $2.376 per share and (ii) the lesser of (x) the then exercise price and (y) the lowest volume weighted average price of our common stock on any trading day during the five trading day period immediately before May 14, 2026, (c) if at any time prior to June 20, 2027, we grant, issue or sell (or enter into any agreement to grant, issue or sell) any shares of common stock, non-convertible indebtedness and/or common stock equivalents to Acuitas that results in a reduction of the exercise price in accordance with the terms of these warrants, or we consummate (or enter into any agreement with respect to) any other financing with Acuitas and the exercise price of these warrants is greater than the lowest volume weighted average price of our common stock on any trading day during the five trading day period immediately following the public announcement of such transaction with Acuitas, then the exercise price of these warrants will be reduced to the lowest volume weighted average price on any trading day during such five trading day period, and (d) if we issue, sell or enter into any agreement to issue or sell securities at a price which varies or may vary with the market price of the shares of our common stock, the holders of these warrants will have the right to substitute such variable price for the exercise price of their then in effect. In addition, these anti-dilution provisions provide that if the exercise price of the warrants decrease, then the number of shares of our common stock issuable upon exercise thereof will proportionally increase.
To the extent we trigger, or enter into any agreement or issue any security that would trigger, the anti-dilution provisions of these warrants, our stockholders may experience substantial dilution. For example, in March 2024, in connection with entering into an amendment to the Keep Well Agreement to provide for the issuance of additional securities thereunder at a price less than the exercise price of these warrants, we obtained a waiver from each holder of these warrants, pursuant to which such holder agreed to specified adjustments to the exercise price of their respective warrant in lieu of the adjustments that would otherwise be made in accordance with the terms of their respective warrant. In accordance with such waivers, the per share exercise price of their respective warrant was reduced from $11.99 to $4.8557, subject to further adjustment in accordance with the terms of such waiver and their respective warrant, and the aggregate number of shares of common stock issuable upon exercise of these warrants (without giving effect to the exercise of any of these warrants that occurred between their initial issuance date and the time the per share exercise price was reduced to $4.8557) increased from 3.8 million to 9.5 million. As another example, in October 2024, in connection with the 2024 Reverse Stock Split, the per share exercise price of certain of these warrants was reduced to $2.25 and per share exercise price of the rest of these warrants was reduced to $2.08, and the aggregate number of shares of common stock issuable upon exercise of these warrants increased from approximately 3.3 million to approximately 7.4 million.
The overhang represented by these warrants, coupled with their anti-dilution provisions, may make it more difficult for us to raise additional capital, because of the possible substantial dilution to any new purchaser of our securities and the ability of holders of these warrants to enter into short sales of our stock. Any potential new purchaser of our securities may choose to value our common stock in such a manner that takes into account the number of shares of our common stock that would be outstanding immediately following the exercise of all these warrants.
Risk Related to our Business
We need additional capital to continue our operations and execute our business strategy, and we cannot guarantee that we will raise adequate additional capital on a timely basis, on favorable terms, or at all.
We have been unprofitable since our inception in 2003. Historically, we have seen and continue to see net losses, net loss from operations and negative cash flow from operating activities, and our recent operating results have been negatively impacted by the loss of significant customers. At December 31, 2024, our total cash was $5.7 million and we had working capital of approximately $0.8 million. We had an average monthly cash burn rate from operations of approximately $1.1 million for the year ended December 31, 2024. At December 31, 2024, we had $11.4 million of Keep Well Notes outstanding, including accrued paid-in-kind interest, $8.9 million of which is payable at any time after August 30, 2025 upon demand of the holder and the balance of which matures on May 14, 2026, unless it becomes due and payable in full earlier, whether by acceleration or otherwise. These circumstances raise substantial doubt about our ability to continue as a going concern. Our financial statements as of December 31, 2024 were prepared under the assumption that we will continue as a going concern and do not include any adjustments that might result from the outcome of this uncertainty.
Based on our current analysis of the conditions described above and our forecast of our future operating results, we will need to raise additional capital to fund our operations through and beyond the second quarter of 2025. In addition to potentially borrowing additional funds under the Keep Well Agreement, we are currently seeking to raise additional capital through this offering and may seek to raise capital through other equity or debt financings, however, when we can raise such additional capital, and how much capital we can raise, depends on a variety of factors, including, among others, market conditions, the trading price of our common stock, and our business prospects. If we raise additional capital by issuing equity securities, it will result in further dilution to our stockholders and any such equity securities may provide for rights, preferences or privileges senior to those of holders of our common stock. If we raise additional funds by issuing debt securities, such securities would have rights, preferences and privileges senior to those of holders of our common stock, and the terms of such securities could impose significant restrictions on our operations. We do not know whether, and no assurances can be given that, additional capital will be available to us when needed, on terms favorable to us and our stockholders or at all. If additional adequate capital is not available or is not available on acceptable terms, we will need to reevaluate our planned operations and may need to cease operations, file for bankruptcy, liquidate, and/or wind-up our affairs.
As of March 31, 2025, we had approximately $13.5 million, including accrued paid-in-kind interest, outstanding under the Keep Well Agreement, and a default thereunder would have material adverse consequences to our financial condition, operating results, and business.
Of the approximately $13.5 million outstanding under the Keep Well Agreement as of March 31, 2025, $10.8 million is payable at any time after August 30, 2025 upon demand of the holder and the balance matures on May 14, 2026, unless it becomes due and payable in full earlier, whether by acceleration or otherwise. If Acuitas were to demand that all or a significant portion of the notes payable upon demand of the holder be paid at any time after August 30, 2025 and if we did not have sufficient excess capital to repay the amounts due, which we currently do not, it would have a material adverse effect on our business. In addition, the Keep Well Agreement includes customary events of default for a first priority senior secured debt facility. In the event of default under the Keep Well Agreement, Acuitas and the collateral agent under the Keep Well Agreement would have the rights that a secured creditor with a first priority lien on a company’s assets would have, including, the right to collect, enforce or satisfy any secured obligations then owing, including by foreclosing on the collateral securing our obligations under the Keep Well Agreement (which generally comprise all of our assets), and restrictions on the operation of our business would spring into effect. We have been in default under the Keep Well Agreement at various times in the past and have received waivers of such defaults from Acuitas. For example, in April 2025, Acuitas waived (a) any non-compliance and/or violation of each of the recurring revenue and liquidity covenants in the Keep Well Agreement through and including June 30, 2025, and (b) solely with respect to our consolidated financial statements for the year ended December 31, 2024, any non-compliance and/or violation of the covenant in the Keep Well Agreement requiring that such financial statements and the report of our auditor thereon be unqualified as to going concern. No assurances can be given that we will receive a waiver from Acuitas for any future defaults. A default under the Keep Well Agreement would have a material adverse effect on our financial condition, operating results, and business, and could cause us to become insolvent or enter bankruptcy proceedings, and our stockholders may lose all or a portion of their investment because of the priority of the claims of Acuitas, in its capacity as a secured creditor, on our assets.
USE OF PROCEEDS
We estimate that the net proceeds from the offering will be approximately $ million, after deducting the Placement Agent fees and estimated offering expenses payable by us, assuming no sale of any fixed combinations of pre-funded warrants and warrants offered hereunder. However, because this is a reasonable best-efforts offering and there is no minimum offering amount required as a condition to the closing of this offering, the actual offering amount, the placement agent’s fees and net proceeds to us are not presently determinable and may be substantially less than the maximum amounts set forth on the cover page of this prospectus. For example, if we raised 75%, 50% or 25% of the maximum amount set forth on the cover page of this prospectus, we estimate that the net proceeds from the offering will be approximately $ million, $ million and $ million, respectively, in each case, after deducting the Placement Agent fees and estimated offering expenses payable by us and assuming no sale of any fixed combinations of pre-funded warrants and warrants offered hereunder.
We may only receive additional proceeds from the exercise of the Series A Warrants or the Series B Warrants issuable in connection with this offering if the Stockholder Approval is obtained and, if such warrants are exercised in full for cash, the additional net proceeds will be approximately $ million. If Series A Warrants are exercised in full for cash and Series B Warrants are exercised through a “zero exercise price” option, the additional net proceeds from this offering will be approximately $ million.

We intend to use the net proceeds from this offering for working capital and other general corporate purposes. The intended use of the net proceeds from this offering represents our intentions based upon our current plans, financial condition and business conditions. However, our management will have broad discretion over the use of the net proceeds from this offering. In addition, Acuitas, in its sole discretion, may require that the net proceeds of this offering be applied to pay all or any portion of the amounts due under the $5.0 million of Committed Demand Notes. Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments, and government securities.
A $0.10 increase or decrease in the assumed public offering price of $ per share would increase or decrease the net proceeds from this offering by approximately $ million, assuming the number of securities offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting Placement Agent fees and estimated offering expenses payable by us.
An increase (decrease) of 1.0 million shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by approximately $ , assuming no change in the assumed public offering price per share and after deducting Placement Agent fees and estimated offering expenses payable by us.
DILUTION
If you invest in our securities, your interest will be immediately diluted to the extent of the difference between the effective public offering price per share of common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding.
As of December 31, 2024, our net tangible book value was $4.2 million, or $0.99 per share of common stock, based on 4,217,848 shares of common stock outstanding as of December 31, 2024.
After giving effect to the sale of shares of our common stock and accompanying warrants to purchase up to shares of our common stock at an assumed combined public offering price per share of common stock and accompanying warrants of $ , the last reported sale price of our common stock on The Nasdaq Capital Market on , 2025, assuming no sale of any pre-funded warrants in this offering, and after deducting the estimated Placement Agent fees and estimated offering expenses payable by us, and excluding the proceeds, if any, from the cash exercise of the warrants issued in this offering, our pro forma net tangible book value as of December 31, 2024 would have been approximately $ million, or approximately $ per share. This represents an immediate increase in the net tangible book value to existing stockholders of $ per share and an immediate dilution in the pro forma net tangible book value of $ per share of our common stock to the investors purchasing securities in this offering.
The following table illustrates this dilution to new investors purchasing shares of common stock in this offering:

Assumed combined public offering price per share of common stock and accompanying warrants		$
Historical net tangible book value per share as of December 31, 2024	$
Increase in net tangible book value per share attributable to investors purchasing in this offering	$
Pro forma net tangible book value per share as of December 31, 2024 after giving effect to this offering		$

Dilution per share to investors purchasing in this offering		$
Each $0.10 increase or decrease in the assumed combined public offering price per share of common stock and accompanying warrants of $ , the last reported sale price of our common stock on The

Nasdaq Capital Market on , 2025, would increase or decrease the net proceeds to us from this offering by $ million, assuming that the number of share of common stock and accompanying warrants offered by us, as set forth on the cover page of this prospectus, remains the same, assuming no sale of any pre-funded warrants, after deducting the estimated Placement Agent fees and estimated offering expenses payable by us, and excluding the proceeds, if any, from the exercise of the warrants issued in this offering. The pro forma information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined between us, the Placement Agent and investors at pricing.
The table and discussion above is based on 4,217,848 shares of our common stock outstanding as of December 31, 2024, and excludes:
•    822,138 shares of common stock reserved for future issuance under our equity incentive plans as of March 31, 2025;
•    4,150,073 shares of common stock issuable upon exercise of stock options outstanding as of March 31, 2025 at a weighted average exercise price of $4.18 per share;
•    3,905 shares of common stock issuable upon settlement of restricted stock units outstanding as of March 31, 2025;
•    7,502,318 shares of common stock issuable upon conversion of the principal and accrued interest on secured convertible promissory notes held by Acuitas outstanding as of March 31, 2025, assuming a conversion price of $1.80;
•    7,502,318 shares of common stock issuable upon exercise of warrants that would be issued to Acuitas upon conversion of outstanding promissory notes described above;
•    43,393,530 shares of common stock issuable upon exercise of outstanding warrants as of March 31, 2025 at a weighted average exercise price of $2.01 per share, including 1,299,575 shares of common stock issuable upon the exercise of pre-funded warrants at an exercise price of $0.0014 per share; and
•    33,932 shares of common stock issuable upon exchange of all the outstanding shares of the Series A Preferred Stock as of March 31, 2025, assuming an exchange rate of $0.009 shares of common stock per share of Series A Preferred Stock.
Except as otherwise indicated, all information in this prospectus assumes:
•    no issuance of any of the shares of common stock described above;
•    no exercise of the warrants issued in this offering; and
•    no sale of pre-funded warrants in this offering.
DESCRIPTION OF SECURITIES WE ARE OFFERING
General
We are offering up to shares of our common stock (or pre-funded warrants in lieu of), up to Series A Warrants to purchase up to shares of common stock, and up to Series B Warrants to purchase up to shares of common stock. If holders of Series B Warrants elect to exercise such warrants using the “zero exercise price” option, the number of shares of common stock issuable upon such exercise could increase to up to shares of common stock if the exercise price decreases to and equals the Floor Price at the time of such election. As such, holders of the Series B Warrants may elect to be issued up to shares of common stock upon the exercise of the Series B Warrants assuming the $ Floor Price (calculated as 20% of the Nasdaq Minimum Price).
Each share of common stock is being offered together with one Series A Warrant and one Series B Warrant, each to purchase one share of common stock.

We are also offering pre-funded warrants to those purchasers whose purchase of shares of common stock in this offering would result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding shares of common stock following the consummation of this offering in lieu of the shares of common stocks that would result in such excess ownership. Each pre-funded warrant will be exercisable for one share of common stock. Each pre-funded warrant is being offered together with one Series A Warrant and one Series B Warrant, each to purchase one share of common stock.
Common Stock
Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation, as amended, and amended and restated bylaws do not provide for cumulative voting rights. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock. Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that are outstanding, including the Series A Preferred Stock, or that we may designate and issue in the future. All of our outstanding shares of common stock are fully paid and nonassessable.
Series A Warrants
General
The following summary of certain terms of the Series A Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the terms of the Series A Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms of the form of Series A Warrant for a complete description thereof.
Stockholder Approval
Under Nasdaq listing rules, the Series A Warrants will not be exercisable without Stockholder Approval. We have agreed to hold a special meeting of our stockholders within days following the closing of this offering to seek such Stockholder Approval as may be required by the applicable rules and regulations of the Nasdaq Capital Market from our stockholders to permit the exercise of the Series A Warrants. We cannot assure you that we will be able to obtain Stockholder Approval. In the event that we are unable to obtain Stockholder Approval, the Series A Warrants will not be exercisable and therefore will have no value. If we do not obtain Stockholder Approval at the first special meeting of our stockholders, we will call a meeting every days thereafter to seek Stockholder Approval until Stockholder Approval is obtained or the Series A Warrants are no longer outstanding.
Duration, Exercise Price and Form
Each Series A Warrant may be exercised at any time following the date of Stockholder Approval and will expire years from the date of Stockholder Approval. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. One Series A Warrant to purchase one share of our common stock will be issued with every share of common stock or pre-funded warrant purchased in this offering. The Series A Warrants will be issued separately from the common stock and pre-funded warrant, as the case may be, and will be held separately immediately thereafter. The Series A Warrants will be issued in certificated form only.
Exercisability

The Series A Warrants are not exercisable without first obtaining Stockholder Approval. Assuming Stockholder Approval is obtained, the Series A Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Series A Warrants to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Series A Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series A Warrants.
Cashless Exercise
If, at the time a holder exercises its Series A Warrants, a registration statement registering the issuance of the shares of common stock underlying the Series A Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Series A Warrants.
Fundamental Transactions
In the event of a fundamental transaction, as described in the form of Series A Warrants, and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Series A Warrants will be entitled to receive upon exercise thereof the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series A Warrants immediately prior to such fundamental transaction, other than one in which a successor entity that is a publicly traded corporation (whose stock is quoted or listed for trading on a national securities exchange, including, but not limited to, the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market) assumes the Series A Warrants such that the warrant shall be exercisable for the publicly traded common stock of such successor entity. Additionally, as more fully described in the Series A Warrants, at the option of the holder thereof, the holder can receive consideration in the same type and form of an amount equal to the Black Scholes value (as defined in the Series A Warrants) of such unexercised Series A Warrants on the date of consummation of such transaction.

Exercise Price Adjustments
If while the Series A Warrants are outstanding, we issue or sell, or are deemed to have issued or sold, any common stock and/or common stock equivalents other than in connection with certain exempt issuances, with a purchase price per share less than the exercise price in effect immediately prior to such issuance or sale or deemed issuance or sale, then immediately after such issuance or sale or deemed issuance or sale, the exercise price then in effect will be reduced to an amount equal to the new issuance price.
Transferability
Subject to applicable laws, Series A Warrants may be transferred at the option of the holder upon surrender of the Series A Warrants to us together with the appropriate instruments of transfer.
Fractional Shares

No fractional shares of common stock will be issued upon the exercise of the Series A Warrants. Rather, the number of shares of common stock to be issued will, at our election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Trading Market
There is no established trading market for the Series A Warrants, and we do not expect an active trading market to develop. We do not intend to apply to list the Series A Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Series A Warrants will be extremely limited.
Right as a Stockholder
Except as otherwise provided in the Series A Warrants or by virtue of the holder’s ownership of shares of our common stock, such holder of Series A Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights until such holder exercises such holder’s Series A Warrants. The Series A Warrants will provide that the holders of the Series A Warrants have the right to participate in distributions or dividends paid on our shares of common stock.
Waivers and Amendments
No term of the Series A warrants may be amended or waived without our written consent and written consent of the holder thereof.
Series B Warrants
General
The following summary of certain terms of the Series B Warrants offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the Series B Warrants, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms of the form of Series B Warrant for a complete description thereof.
Stockholder Approval
Under Nasdaq listing rules, the Series B Warrants will not be exercisable without Stockholder Approval. We have agreed to hold a special meeting of our stockholders within days following the closing of this offering to seek such Stockholder Approval as may be required by the applicable rules and regulations of the Nasdaq Capital Market from our stockholders to permit the exercise of the Series B Warrants. We cannot assure you that we will be able to obtain Stockholder Approval. In the event that we are unable to obtain Stockholder Approval, the Series B Warrants will not be exercisable and therefore will have no value. If we do not obtain Stockholder Approval at the first special meeting of our stockholders, we will call a meeting every days thereafter to seek Stockholder Approval until Stockholder Approval is obtained or the Series B Warrants are no longer outstanding.

Duration, Exercise Price and Form
Each Series B Warrant may be exercised at any time following the date of Stockholder Approval and will expire two and a half years from the date of Stockholder Approval. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends and stock splits. One Series B Warrant to purchase one share of our common stock will be issued with every share of common stock or pre-funded warrant purchased in this offering. The Series B Warrants will be issued separately from the common stock and pre-funded warrant, as the case may be, and will be held separately immediately thereafter. The Series B Warrants will be issued in certificated form only.
Exercisability

The Series B Warrants are not exercisable without first obtaining the Stockholder Approval. Assuming the Stockholder Approval is obtained, the Series B Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of our common stock purchased upon such exercise (except by means of a one-time only “zero exercise price” option as discussed below). A holder (together with its affiliates) may not exercise any portion of such holder’s Series B Warrants to the extent that the holder would own more than 4.99% of the outstanding common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of ownership of outstanding stock after exercising the holder’s Series B Warrants up to 9.99% of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Series B Warrants.
Cashless Exercise and Zero Exercise Price Option
If, at the time a holder exercises its Series B Warrants, a registration statement registering the issuance of the shares of common stock underlying the Series B Warrants under the Securities Act is not then effective or available for the issuance of such shares, then in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the Series B Warrants.
Upon Stockholder Approval, a holder of Series B Warrants may, at any time and in its sole discretion, exercise its Series B Warrants in whole or in part by means of a one-time only “zero exercise price” option in which the holder is entitled to receive a number of shares of common stock that will equal the product of (x) the aggregate number of shares of common stock that would be issuable upon exercise of the Series B Warrant in accordance with its terms if such exercise were by means of a cash exercise rather than a cashless exercise and (y) . As a result of this feature, we do not expect to receive any cash proceeds from the exercise of the Series B Warrants because it is highly unlikely that a Series B Warrant holder will elect to pay an exercise price in cash to receive one share of common stock when they could elect the zero exercise price option to receive more shares of common stock than they would receive if they paid an exercise price. As an example, given the above provisions, holders of the Series B Warrants will be issued a maximum of shares of common stock upon the exercise of the Series B Warrants.
Each Series B Warrant is exercisable for one share of common stock that may be obtained by exercising the Series B Warrant at an assumed exercise price of $ (calculated as 180% of the public offering price) based on the assumed public offering price of $ per share of common stock and accompanying warrants; however if the holder elects the zero exercise price option, the number of shares of common stock could increase to up to shares of common stock underlying each Series B Warrant if the exercise price decreases to and equals the Floor Price at the time of such election. As such, holders of the Series B Warrants may elect to be issued up to shares of common stock upon the exercise of the Series B Warrants assuming the $ Floor Price. If holders of Series B Warrants elect the zero exercise price option, on this basis, such exercise will result in substantial dilution to stockholders. The assumed exercise price of the Series B Warrant is calculated as 180% of the public offering price and the assumed Floor Price is calculated as 20% of the Nasdaq Minimum Price.
Fundamental Transactions
In the event of a fundamental transaction, as described in the form of Series B Warrants, and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the Series B Warrants will be entitled to receive upon exercise of the Series B Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Series B Warrants immediately prior to such fundamental transaction, other than one in which a successor entity that is a publicly traded corporation (whose stock is quoted or listed for trading on a national securities exchange, including, but not limited to, the New York Stock Exchange, the

NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market) assumes the Series B Warrants such that the warrant shall be exercisable for the publicly traded common stock of such successor entity. Additionally, as more fully described in the Series B Warrants, at the option of the holders of the Series B Warrants the holder can receive consideration in the same type and form of an amount equal to the Black Scholes value (as defined in the Series B Warrants) of such unexercised Series B Warrants on the date of consummation of such transaction.
Exercise Price and Share Amount Adjustments
If while the Series B Warrants are outstanding, we issue or sell, or are deemed to have issued or sold, any common stock and/or common stock equivalents other than in connection with certain exempt issuances, with a purchase price per share less than the exercise price in effect immediately prior to such issuance or sale or deemed issuance or sale, then immediately after such issuance or sale or deemed issuance or sale, the exercise price then in effect will be reduced to an amount equal to the new issuance price. Simultaneously with any adjustment to the exercise price, the number of shares of common stock that may be purchased upon exercise of the Series B Warrants will be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable for the adjusted number of shares of common stock will be the same as the aggregate exercise price in effect as of the date of issuance, provided that the number of shares of common stock issuable upon such adjustment will not exceed the quotient obtained by dividing the aggregate exercise price on the date of issuance by the Floor Price.
In addition, upon Stockholder Approval and provided the Stockholder Approval Event Market Price during the Stockholder Approval Adjustment Period is less than the exercise price then in effect, then at the close of trading on the primary trading market on the last day of the Stockholder Approval Adjustment Period, the exercise price for the Series B Warrants then in effect on such fifth trading day will be reduced to the Stockholder Approval Event Market Price; provided that the adjusted exercise price shall not be less than $ (calculated as 20% of the Nasdaq Minimum Price, the “Floor Price”) based on the assumed public offering price of $ per share of common stock. Simultaneously with any adjustment to the exercise price, the number of shares of common stock that may be purchased upon exercise of the Series B Warrant will be increased or decreased proportionately, so that after such adjustment the aggregate exercise price payable hereunder for the adjusted number of shares of common stock shall be the same as the aggregate exercise price in effect immediately prior to such adjustment and may not be unilaterally reduced by us for any reason other than by exercise of the Series B Warrant by such holder.
Transferability
Subject to applicable laws, Series B Warrants may be transferred at the option of the holder upon surrender of the Series B Warrants to us together with the appropriate instruments of transfer.
Fractional Shares
No fractional shares of common stock will be issued upon the exercise of the Series B Warrants. Rather, the number of shares of common stock to be issued will, at the Company's election, either be rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Trading Market
There is no established trading market for the Series B Warrants, and we do not expect an active trading market to develop. We do not intend to apply to list the Series B Warrants on any securities exchange or other trading market. Without a trading market, the liquidity of the Series B Warrants will be extremely limited.
Right as a Stockholder
Except as otherwise provided in the Series B Warrants or by virtue of the holder’s ownership of shares of our common stock, such holder of Series B Warrants does not have the rights or privileges of a holder of our common stock, including any voting rights until such holder exercises such holder’s Series B

Warrants. The Series B Warrants will provide that the holders of the Series B Warrants have the right to participate in distributions or dividends paid on our shares of common stock.
Waivers and Amendments
No term of the Series B warrants may be amended or waived without our written consent and written consent of the holder thereof.
Pre-Funded Warrants
General
The following summary of certain terms and provisions of the pre-funded warrants that are being offered hereby is not complete and is subject to, and qualified in its entirety by, the provisions of the pre-funded warrant, the form of which will be filed as an exhibit to the registration statement of which this prospectus forms a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the pre-funded warrants.
Duration, Exercise Price and Form
Each pre-funded warrant offered hereby will have an initial exercise price per share of common stock equal to $0.0001. The pre-funded warrants will be immediately exercisable and will expire when exercised in full. The exercise price and number of shares of common stock issuable upon exercise is subject to appropriate adjustment in the event of stock dividends, stock splits, reorganizations or similar events affecting our common stock and the exercise price. The pre-funded warrants will be issued in certificated form only.
Exercisability
The pre-funded warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of shares of common stock purchased upon such exercise (except in the case of a cashless exercise as discussed below). A holder (together with its affiliates) may not exercise any portion of the pre-funded warrant to the extent that the holder would own more than 4.99% of the outstanding shares of common stock immediately after exercise, except that upon at least 61 days’ prior notice from the holder to us, the holder may increase the amount of beneficial ownership of outstanding shares after exercising the holder’s pre-funded warrants up to 9.99% of the number of our shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the pre-funded warrants. Purchasers of pre-funded warrants in this offering may also elect prior to the issuance of the pre-funded warrants to have the initial exercise limitation set at 9.99% of our outstanding shares of common stock.
Cashless Exercise
If, at the time a holder exercises its pre-funded warrants, in lieu of making the cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, the holder may elect instead to receive upon such exercise (either in whole or in part) the net number of shares of common stock determined according to a formula set forth in the pre-funded warrants.

Fractional Shares
No fractional shares of common stock will be issued upon the exercise of the pre-funded warrants. Rather, the number of shares of common stock to be issued will be, at the Company's election, either rounded up to the next whole share or we will pay a cash adjustment in respect of such final fraction in an amount equal to such fraction multiplied by the exercise price.
Transferability
Subject to applicable laws, a pre-funded warrant may be transferred at the option of the holder upon surrender of the pre-funded warrants to us together with the appropriate instruments of transfer.

Trading Market
There is no trading market available for the pre-funded warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the pre-funded warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the pre-funded warrants will be extremely limited. The shares of common stock issuable upon exercise of the pre-funded warrants are currently traded on the Nasdaq Capital Market.
Right as a Shareholder
Except as otherwise provided in the pre-funded warrants or by virtue of such holder’s ownership of shares of common stock, the holders of the pre-funded warrants do not have the rights or privileges of holders of our shares of common stock, including any voting rights, until they exercise their pre-funded warrants. The pre-funded warrants will provide that the holders of the pre-funded warrants have the right to participate in distributions or dividends paid on our shares of common stock.
Fundamental Transaction
In the event of a fundamental transaction, as described in the pre-funded warrants and generally including any reorganization, recapitalization or reclassification of our common stock, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding common stock, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding common stock, the holders of the pre-funded warrants will be entitled to receive upon exercise of the pre-funded warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the pre-funded warrants immediately prior to such fundamental transaction, other than one in which a successor entity that is a publicly traded corporation (whose stock is quoted or listed for trading on a national securities exchange, including, but not limited to, the New York Stock Exchange, the NYSE American, the Nasdaq Global Select Market, the Nasdaq Global Market or the Nasdaq Capital Market) assumes the common warrant such that the warrant shall be exercisable for the publicly traded common stock of such successor entity.
Waivers and Amendments
No term of the pre-funded warrants may be amended or waived without our written consent and written consent of the holder thereof.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is of our common stock is Equiniti Trust Company, LLC. We will act as the registrar and transfer agent for the pre-funded warrants and warrants.
Nasdaq Listing
Our common stock is currently listed on The Nasdaq Capital Market under the symbol “OTRK.” There is no established public trading market for the pre-funded warrants or warrants, and we do not plan to list the funded warrants or warrants on The Nasdaq Capital Market or any other securities exchange or trading market.

PLAN OF DISTRIBUTION
Pursuant to a placement agency agreement, dated as of , we engaged Roth Capital Partners, LLC, or the Placement Agent, to act as our exclusive placement agent to solicit offers to purchase the securities offered by this prospectus on a reasonable best efforts basis. The Placement Agent is not purchasing or selling any securities, nor is it required to arrange for the purchase and sale of any specific number or dollar amount of securities, other than to use its “reasonable best efforts” to arrange for the sale of the securities by us. Therefore, we may not sell the entire amount of securities being offered, or any at all. There is no minimum amount of proceeds that is a condition to closing of this offering. The Placement Agent does not guarantee that it will be able to raise new capital in this offering. The Placement Agent will have no authority to bind us. This offering will terminate no later than , 2025, unless we decide to terminate the offering (which we may do at any time in our discretion) prior to that date. We will have one closing for all the securities purchased in this offering. The combined public offering price per share (or pre-funded warrant) and accompanying warrants will be fixed for the duration of this offering. The terms of this offering are subject to market conditions and negotiations between us, the Placement Agent and prospective investors. The Placement Agent may engage one or more subagents or selected dealers in connection with this offering. The placement agency agreement provides that the Placement Agent’s obligations are subject to conditions contained in the placement agency agreement.
We will enter into a securities purchase agreement directly with the institutional investors, at the investor’s option, who purchase our securities in this offering. Investors who do not enter into a securities purchase agreement shall rely solely on this prospectus in connection with the purchase of our securities in this offering.
We will deliver the securities being issued to the investors upon receipt of investor funds for the purchase of the securities offered pursuant to this prospectus. We expect to deliver the securities being offered pursuant to this prospectus on or about , 2025, subject to the satisfaction of customary closing conditions.
Placement Agent Fees, Commissions and Expenses
Upon the closing of this offering, we will pay the Placement Agent a cash fee up to % of the aggregate gross proceeds to us from the sale of the securities in this offering. In addition, we will reimburse the Placement Agent for its out-of-pocket expenses incurred in connection with this offering, including the fees and expenses of the counsel for the Placement Agent, up to $125,000.
The following table shows the public offering price, Placement Agent fees and proceeds, before expenses, to us, assuming the purchase of all the securities we are offering. The actual public offering price, Placement Agent fee, and proceeds to us, if any, are not presently determinable and may be substantially less than the total amount set forth below.

		Per Share of Common Stock and Accompanying Warrants(1)		Per Pre-Funded Warrant and Accompanying Warrants(1)		Total
Public offering price	$		$		$
Placement Agent fees	$		$		$
Proceeds to us, before expenses	$		$		$
______________
(1) The final public offering price per share of common stock and accompanying warrants or pre-funded warrant and accompanying warrants, as the case may be, will be determined by us, the Placement Agent and the investors in this offering and may be a discount to the market price of our common stock.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Placement Agent fees, will be approximately $ , all of which are payable by us. This amount includes the Placement Agent’s reimbursable expenses that we agreed to pay at the closing of the offering.
Other Relationships
The Placement Agent may, from time to time, engage in transactions with or perform services for us in the ordinary course of its business and may continue to receive compensation from us for such services.
Determination of Offering Price and Warrant Exercise Price
The actual public offering price of the securities we are offering, and the exercise price of the warrants and pre-funded warrants that we are offering, were negotiated between us, the Placement Agent and the investors in the offering based on the trading of our common stock prior to the offering, among other things. Other factors considered in determining the public offering price of the securities we are offering, as well as the exercise price of the warrants and pre-funded warrants that we are offering include our history and prospects, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.
Lock-Up Agreements
We and each of our officers and directors have agreed with the Placement Agent to be subject to a lock-up period of days following the date of closing of the offering pursuant to this prospectus. This means that, during the applicable lock-up period, we and such persons may not offer for sale, contract to sell, sell, distribute, grant any option, right or warrant to purchase, pledge, hypothecate or otherwise dispose of, directly or indirectly, any of our shares of our common stock or any securities convertible into, or exercisable or exchangeable for, shares of Common Stock, subject to customary exceptions. The Placement Agent may waive the terms of these lock-up agreements in its sole discretion and without notice.
Indemnification
We have agreed to indemnify the Placement Agent against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the Placement Agent may be required to make for these liabilities.
Regulation M
The Placement Agent may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act and any fees received by it and any profit realized on the sale of the securities by it while acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. The Placement Agent will be required to comply with the requirements of the Securities Act and the Exchange Act, including, without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of our securities by the Placement Agent. Under these rules and regulations, the Placement Agent may not (i) engage in any stabilization activity in connection with our securities; and (ii) bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until they have completed their participation in the distribution.
Electronic Distribution
This prospectus in electronic format may be made available on websites or through other online services maintained by the Placement Agent, or by its affiliates. Other than this prospectus in electronic format, the information on the Placement Agent’s websites and any information contained in any other websites maintained by the Placement Agent is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the Placement Agent in its capacity as placement agent, and should not be relied upon by investors.

Offer Restrictions Outside of the United States
Other than in the United States, no action has been taken that would permit a public offering of our common stock in any jurisdiction where action for the purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that country or jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
Australia
This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.
Canada
The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 - Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 - Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 - Underwriting Conflicts (“NI 33-105”), the Placement Agent is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
China
The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”
European Economic Area—Belgium, Germany, Luxembourg and Netherlands
The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities. An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State: (a) to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements); (c) to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or (d) in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.
France
This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité de marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.
This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.
Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.
Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.
Hong Kong
Neither the information in this document nor any other document relating to the offer has been delivered for registration to the Registrar of Companies in Hong Kong, and its contents have not been reviewed or approved by any regulatory authority in Hong Kong, nor have we been authorized by the Securities and Futures Commission in Hong Kong. This document does not constitute an offer or invitation to the public in Hong Kong to acquire securities. Accordingly, unless permitted by the securities laws of Hong Kong, no person may issue or have in its possession for the purpose of issue, this document or any advertisement, invitation or document relating to the securities, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than in relation to securities which are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” (as such term is defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“SFO”) and the subsidiary legislation made thereunder) or in circumstances which do not result in this document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance of Hong Kong (Cap. 32 of the Laws of Hong Kong) (the “CO”) or which do not constitute an offer or an invitation to the public for the purposes of the SFO or the CO. The offer of the securities is personal to the person to whom this document has been delivered by or on behalf of our company, and a subscription for securities will only be accepted from such person. No person to whom a copy of this document is issued may issue, circulate or distribute this document in Hong Kong or make or give a copy of this document to any other person. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice. No document may be distributed, published or reproduced (in whole or in part), disclosed by or to any other person in Hong Kong or to any person to whom the offer of sale of the securities would be a breach of the CO or SFO.
Ireland
The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.
Israel
The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.
Italy
The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa, or “CONSOB”) pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than: (i) to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and (ii) in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended. Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be: (a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and (b) in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.
Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.
Japan
The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.
Portugal
This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comiss&abreve;o do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Sweden
This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.
Switzerland
The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”).
This document is personal to the recipient only and not for general circulation in Switzerland.
United Arab Emirates
Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor have we received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by us.
United Kingdom
Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.
Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.
In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The following table sets forth certain information with respect to the beneficial ownership of our common stock by (a) each stockholder known by us to own beneficially more than 5% of our common stock (b) our named executive officers, (c) each of our directors, and (d) all of our current directors and executive officers as a group. Except as indicated in the footnotes to the table, (i) the number of shares beneficially owned is presented as of April 8, 2025 (the “Measurement Date”), (ii) we believe that the stockholders named in the table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders, and (3) the business address of all individuals is c/o Ontrak, Inc., 333 S. E. 2nd Avenue, Suite 2000, Miami, FL, 33131. Percentage of ownership is based on 4,217,848 shares of common stock outstanding on the Measurement Date. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within 60 days of the Measurement Date pursuant to the exercise of options or warrants to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table.

			Total
		Shares	common
	Common	beneficially	stock	Percent
	stock	owned	beneficially	of
Name of beneficial owner	owned	(1)	owned	class
5% or Greater Stockholder
Acuitas Group Holdings, LLC (2)	1,937,613	49,714,850	51,652,463	95.8%

Directors and Named Executive Officers:
Michael E. Sherman	0	50,466	50,466	*
Richard A. Berman	0	35,695	35,695	*
James M. Messina	0	33,963	33,963	*
Brandon H. LaVerne	491	5,658	6,149	*
Mary Louise Osborne	360	4,400	4,760	*
James J. Park	219	2,873	3,092	*

All current directors and executive officers as a group (7 persons)	1,070	133,055	134,125	3.1%

* Less than 1%.
(1) Numbers in this column represent shares of common stock that may be acquired within 60 days of the Measurement Date pursuant to the exercise or conversion of outstanding securities.
(2) Acuitas Group Holdings, LLC (“Acuitas”) is a limited liability company 100% owned by Terren S. Peizer. Total common stock beneficially owned consists of: (i) 1,937,613 shares of common stock; (ii) an aggregate of 36,937,062 shares of common stock issuable upon exercise of outstanding warrants; (iii) an aggregate of 6,388,894 shares of common stock issuable upon conversion of senior secured convertible notes (assuming the conversion of the entire principal amounts thereof at a conversion price equal to $1.80 per share and all accrued and unpaid interest thereon is paid in cash), and (iv) 6,388,894 shares of common stock issuable upon exercise of a warrant that would be issued in connection with the conversion of all of the amounts owed under the notes referenced in clause (iii). The business address for Acuitas and Mr. Peizer is 200 Dorado Beach Drive, #3831, Dorado, Puerto Rico, 00646.
LEGAL MATTERS
The validity of the issuance of the securities offered in this offering will be passed upon for us by Sheppard, Mullin, Richter & Hampton LLP, San Diego, California. The Placement Agent is being represented by Ellenoff Grossman & Schole LLP, New York, New York.
EXPERTS
The consolidated balance sheets of Ontrak, Inc. and Subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years then ended have been audited by EisnerAmper LLP, independent registered public accounting firm, as stated in their report which is incorporated herein by reference, which report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. Such financial statements have been incorporated herein by reference in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement we filed with the SEC. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information with respect to us and the securities we are offering under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus or incorporated by reference into this prospectus concerning the contents of any contract or any other documents are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, of which this prospectus forms a part, please see the copy of the contract or document that has been filed. Each statement in this prospectus or incorporated by reference into this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit.
We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from commercial document retrieval services and from the SEC’s website at http://www.sec.gov.
We maintain a website at www.ontrakhealth.com. You may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The information contained in, or that can be accessed through, our website is not incorporated by reference into, and is not part of, this prospectus.
INCORPORATION OF DOCUMENTS BY REFERENCE
This prospectus is part of the registration statement, but the registration statement includes and incorporates by reference additional information and exhibits. The SEC permits us to “incorporate by reference” the information contained in documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents rather than providing such information in this prospectus. Information that is incorporated by reference is considered to be part of this prospectus and you should read it with the same care that you read this prospectus. Information in documents that we file later with the SEC will automatically update and supersede the information that is either contained in, or incorporated by reference into, this prospectus, and will be considered to be a part of this prospectus from the date those documents are filed. We incorporate by reference the documents listed below (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K) that we have filed with the SEC (File No. 001-31932):

●	our annual report on Form 10-K for the year ended December 31, 2024 filed with the SEC on April 14, 2025;
●	our current report on Form 8-K, filed with the SEC on January 8, 2025; and
●
the description of our common stock set forth in the Registration Statement on Form 8-A12B filed on April 21, 2017, including any amendment or report filed for the purpose of updating such description.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits furnished with such reports related to such items, unless such current report expressly provides to the contrary, and other portions of documents that are furnished, but not filed, pursuant to applicable rules promulgated by the SEC) that we file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the effective date of the registration statement of which this prospectus forms a part and prior to the termination of this offering, and such documents will become a part of this prospectus from the date that such documents are filed with the SEC.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, without charge, upon written or oral request, a copy of any or all of the reports or documents incorporated by reference in this prospectus, including any exhibits specifically incorporated by reference in any such reports or documents, but not delivered with this prospectus. You should direct any requests for reports or documents to:
Ontrak, Inc.
333 S. E. 2nd Avenue, Suite 2000
Miami, FL 33131
Phone: (310) 444-4300
You also may access the reports and documents on our website at http://www.ontrakhealth.com. We do not incorporate the information on our website into this prospectus or any supplement to this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus or any supplement to this prospectus (other than those filings with the SEC that we specifically incorporate by reference into this prospectus or any supplement to this prospectus).
Any statement contained in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus modifies, supersedes or replaces such statement. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of the registration statement of which this prospectus forms a part to the extent that a statement contained in any other subsequently filed document which also is or is deemed to be incorporated by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of the registration statement of which this prospectus forms a part, except as so modified or superseded.

Up to Shares of Common Stock
Up to Pre-Funded Warrants to Purchase up to Shares of Common Stock
Up to Series A Warrants to Purchase up to Shares of Common Stock
Up to Series B Warrants to Purchase up to Shares of Common Stock (which contains a zero exercise price option)
Up to Shares of Common Stock underlying the Pre-Funded Warrants, Series A Warrants and Series B Warrants

Ontrak, Inc.

PRELIMINARY PROSPECTUS

Roth Capital Partners

                  , 2025

PART II—INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth all expenses, other than the agency discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except the SEC registration fee.

Amount to be paid
SEC registration fee	$
FINRA filing fee	$
Accounting fees and expenses	$
Legal fees and expenses	$
Miscellaneous	$

Total	$

Item 14. Indemnification of Directors and Officers
Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation, as amended, provides that no director of the Company shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Our amended and restated certificate of incorporation, as amended, limits the liability of our directors to the fullest extent permitted by the DGCL.
We have director and officer liability insurance to cover liabilities our directors and officers may incur in connection with their services to us, including matters arising under the Securities Act. Our amended and restated certificate of incorporation, as amended, and our amended and restated bylaws also provide that we will indemnify our directors and officers who, by reason of the fact that he or she is one of our officers or directors of our company, is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative related to their board role with the company.

Item 15. Recent Sales of Unregistered Securities
The information below is provided with respect to all securities of the registrant sold by the registrant within the past three years which were not registered under the Securities Act. Except as indicated below, all of the securities described below were issued in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act as a transaction by an issuer not involving a public offering. The number of shares of common stock issuable upon conversion of the convertible notes and upon exercise of the warrants described above is subject to adjustment in accordance with the terms of such securities, and, with respect to the convertible notes, assumes all accrued and unpaid interest is paid in cash. The share numbers and per share exercise prices of warrants described below reflect the reverse stock split effected on September 23, 2024.
Issuances in connection with the acquisition of LifeDojo Inc.
In connection with our acquisition of LifeDojo Inc., we issued the following shares of our common stock as either partial consideration for the acquisition or as payment of a portion of the $1.8 million stock price guarantee contingent liability related to the acquisition:
•in March 2022, we issued 271 shares of our common;
•in June 2022, we issued 101 shares of our common stock; and
•in January 2024, we issued 83 shares of our common stock.
Issuances under the Note Purchase Agreement with Goldman Sachs Specialty Lending Group, L.P.
We issued the following warrants to purchase shares of our common stock in connection with the Eight Amendment to the Note Purchase Agreement with Goldman Sachs Specialty Lending Group, L.P.:
•in April 2022, warrants to purchase an aggregate of 409 shares of our common stock;
•in May 2022, warrants to purchase an aggregate of 291 shares of our common stock; and
•in June 2022, warrants to purchase an aggregate of 401 shares of our common stock.
Issuances under the Keep Well Agreement
We entered into a Master Note Purchase Agreement with Acuitas Capital LLC (together with its affiliates, including Acuitas Group Holdings, LLC and Terren S. Peizer, “Acuitas”), dated as of April 15, 2022 (as amended, the “Keep Well Agreement”). In accordance with the terms of the Keep Well Agreement, we issued the securities described below to Acuitas:
•in July 2022, we issued a senior secured note in a principal amount of $5,000,000 (the “July 2022 note”);
•in August 2022, we issued (i) 8,219 shares of our common stock; and (ii) a warrant to purchase shares of our common stock (the “August 2022 warrant”);
•in September 2022, we issued (i) a senior secured note in the principal amount of $6,000,000 (the “September 2022 note”), and (ii) a warrant to purchase shares of our common stock (the “September 2022 warrant”);
•in January 2023, we issued (i) a senior secured note in the principal amount of $4,000,000 (the “January 2023 note”), and (ii) a warrant to purchase shares of our common stock (the “January 2023 warrant”);

•in February 2023, following receipt of stockholder approval for the following issuances, we issued:
o    22,646 shares of our common stock;
o    in exchange for the August 2022 warrant, a warrant to purchase 821,581 shares of our common stock;
o    in exchange for the September 2022 warrant, a warrant to purchase 985,898 shares of our common stock;
o    in exchange for the January 2023 warrant, a warrant to purchase 657,265 shares of our common stock; and
o    in exchange for the July 2022 note, the September 2022 note and the January 2023 note, senior secured convertible notes (each, a “convertible note”) in the aggregate principal amount of $15.0 million, which are currently convertible into 8,333,334 shares of our common stock (assuming a conversion price of $1.80);
•in March 2023, we issued (i) a convertible note in the principal amount of $4,000,000, which, is currently convertible into 2,222,223 shares of our common stock assuming a conversion price of $1.80, and (ii) a warrant to purchase 657,265 shares of our common stock;
•in November 2023, we issued:
o a pre-funded warrant to purchase 1,299,575 shares of our common stock; and
o 1,203,653 shares of our common stock in connection with the conversion of $16.2 million of convertible notes (the “Notes Conversion”), and in connection therewith, we issued a warrant to purchase up to 7,812,169 shares of our common stock;
•in December 2023, because the conversion price of the convertible notes converted in the Notes Conversion was less than the public offering price of the securities we issued in a public offering that closed in November 2023, we issued (i) 601,827 additional shares of common stock, which when added to the shares of common stock issued in respect of the Notes Conversion, equaled the total number of shares of common stock that we would have issued in respect of the Notes Conversion if the convertible notes converted in the Notes Conversion were converted at a conversion price equal to the public offering price; and (ii) the exercise price of the Conversion Warrant was reduced to the public offering price and the number of shares of common stock subject to the Conversion Warrant was increased to the number of shares of common stock that would have been subject to the Conversion Warrant if the convertible notes converted in the Notes Conversion were converted at a conversion price equal to the public offering price;
•in April 2024, we issued a convertible note in the principal amount of $1,500,000, which is currently convertible into 833,334 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 1,442,308 shares of our common stock;
•in May 2024, we issued a convertible note in the principal amount of $1,500,000, which is currently convertible into 833,334 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 1,442,308 shares of our common stock;

•in June 2024, we issued a convertible note in the principal amount of $1,500,000, which is currently convertible into 833,334 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 1,442,308 shares of our common stock;
•in August 2024, we issued a convertible note in the principal amount of $1,500,000, which is currently convertible into 833,334 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 1,442,308 shares of our common stock;
•in September 2024, we issued a convertible note in the principal amount of $1,000,000, which is currently convertible into 555,556 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 961,538 shares of our common stock;
•in October 2024, we issued a convertible note in the principal amount of $1,000,000, which is currently convertible into 555,556 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 961,538 shares of our common stock; and
•in March 2025, we issued a convertible note in the principal amount of $1,500,000, which is currently convertible into 833,334 shares of our common stock assuming a conversion price of $1.80, and we issued a warrant to purchase 2,027,027 shares of our common stock.

Issuances in connection with cashless exercise of warrants
In October 2024, we issued 142,711 shares of our common stock upon the cashless exercise of a warrant. Such shares were issued in reliance on the exemption from registration provided by Section 3(a)(9) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended and Restated Certificate of Incorporation of Catasys, Inc. (incorporated by reference to Appendix A to Catasys, Inc.’s Definitive Schedule 14C filed with the SEC on October 4, 2019).
3.2	Certificate of Amendment of Certificate of Incorporation, filed July 6, 2020 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on July 6, 2020).
3.3
Certificate of Designations regarding 9.50% Series A Cumulative Perpetual Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on August 21, 2020)

3.4
Amendment No. 1 to Certificate of Designations regarding 9.50% Series A Cumulative Perpetual Preferred Stock (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on October 16, 2020).

3.5
Certificate of Amendment of Amended and Restated Certificate of Incorporation dated February 21, 2023 (incorporated herein by reference to Exhibit 3.1 to the Company's Form 8-K filed with the SEC on February 22, 2023).

3.6
Certificate of Amendment to Amended and Restated Certificate of Incorporation dated July 27, 2023 (incorporated herein by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on July 27, 2023).

3.7
Certificate of Amendment of Certificate of Incorporation dated September 17, 2024 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the SEC on September 19, 2024).

3.8(a)
Amended and Restated Bylaws of Ontrak, Inc., as amended through August 9, 2024 (incorporated herein by reference to Exhibit 3.1(a) to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2024).

3.8(b)
Amendment to the Amended and Restated Bylaws of Ontrak, Inc. adopted on August 9, 2024 (incorporated herein by reference to Exhibit 3.1(b) to the Company's Quarterly Report on Form 10-Q, filed with the SEC on August 14, 2024).

4.1
Specimen Common Stock Certificate (incorporated by reference to exhibit of the same number to Catasys Inc.’s annual report on Form 10-K filed with the SEC for the year ended December 31, 2005, on March 16, 2006).

4.2
Purchase Warrant for Common Shares issued in favor of Special Situations Investing Group II, LLC, dated September 24, 2019 (incorporated by reference to Exhibit 4.2 of Catasys, Inc.'s Form 8-K filed with the SEC on September 25, 2019).

4.3	Description of Securities (incorporated by reference to Exhibit 4.6 of Ontrak, Inc.'s annual report on Form 10-K filed with the SEC for the year ended December 31, 2020 on March 9, 2021).
4.4
Form of Purchase Warrant for Common Shares in favor of Special Situations Investing Group II, LLC (incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on March 8, 2022).

4.5(a)
Form of Senior Secured Note issuable under Master Note Purchase Agreement, dated as of April 15, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser, and the collateral agent (incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 10-Q filed with the SEC on May 11, 2022).

4.5(b)
Form of Senior Secured Convertible Note issuable under Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 10-Q filed with the SEC on November 21, 2022).

4.5(c)
Form of Senior Secured Convertible Note issuable under Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 4.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on January 4, 2023).

4.5(d)
Form of Demand Note (attached as Exhibit A to the Sixth Amendment to Master Note Purchase Agreement) (incorporated by reference to Exhibit 4.1 of the Company's Form 8-K filed with the SEC on March 28, 2024).

4.6(a)
Form of Purchase Warrant for Common Shares issuable under Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 4.2 of Ontrak, Inc.'s Form 10-Q filed with the SEC on November 21, 2022).

4.6(b)
Form of Purchase Warrant for Common Shares issuable under Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 4.2 of Ontrak, Inc.'s Form 8-K filed with the SEC on January 4, 2023).

4.6(c)
Form of Demand Warrant and New Keep Well Warrant (attached as Exhibit B to the Sixth Amendment to Master Note Purchase Agreement) (incorporated by reference to Exhibit 4.2 of the Company's Form 8-K filed with the SEC on March 28, 2024).

4.7(a)	Form of Pre-Funded Common Stock Purchase Warrant issued on November 14, 2023 (incorporated herein by reference to Exhibit 4.1 of the Company's Form 8-K filed with the SEC on November 15, 2023).
4.7(b)	Form of Common Stock Purchase Warrant issued on November 14, 2023 (incorporated herein by reference to Exhibit 4.2 of the Company's Form 8-K filed with the SEC on November 15, 2023).
4.7(c)	Form of Warrant Amendment, dated October 8, 2024 (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on October 15, 2024).
4.8(a)
Pre-Funded Common Stock Purchase Warrant issued to Humanitario Capital LLC on November 14, 2023 (incorporated herein by reference to Exhibit 4.3 of the Company's Form 8-K filed with the SEC on November 15, 2023).

4.8(b)
Common Stock Purchase Warrant issued to Humanitario Capital LLC on November 14, 2023 (incorporated herein by reference to Exhibit 4.4 of the Company's Form 8-K filed with the SEC on November 15, 2023).

4.9*	Form of Pre-Funded Warrant.
4.10*	Form of Series A Warrant.
4.11*	Form of Series B Warrant.
5.1*	Opinion of Sheppard, Mullin, Richter & Hampton LLP.
10.1#	Form of Stock Option Grant Notice (incorporated by reference to Exhibit 10.4 of Catasys, Inc.’s Form 10-K filed with the SEC on March 31, 2015).

10.2#	2017 Stock Incentive Plan (incorporated by reference to Exhibit B of Catasys, Inc.’s Preliminary Information Statement on Schedule 14C filed with the SEC on February 28, 2017).
10.3#
Employment Agreement dated July 26, 2022 by and between the Company and Brandon LaVerne (incorporated herein by reference to Exhibit 10.5 to Ontrak, Inc.'s Form 10-K filed with the SEC on April 17, 2023).

10.4#
Employment Agreement dated July 26, 2022 by and between the Company and Mary Louse Osborne (incorporated herein by reference to Exhibit 10.23 to Ontrak, Inc.'s Form S-1, Amendment No. 2, filed with the SEC on August 28, 2023).

10.5#
Employment Agreement by and between Ontrak, Inc. and Arik Hill, dated August 11, 2021 (incorporated herein by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 8-K filed with the SEC on August 12, 2021).

10.6#
Employment Agreement dated July 26, 2022 by and between Ontrak, Inc. and James J. Park (incorporated herein by reference to Exhibit 10.17 of Ontrak, Inc.'s Form 10-K filed with the SEC on April 17, 2023).

10.7#
Employment Agreement dated July 26, 2022 by and between Ontrak, Inc. and Judith Feld (incorporated herein by reference to Exhibit 10.18 of Ontrak, Inc.'s Form 10-K filed with the SEC on April 17, 2023).

10.8(a)
Master Note Purchase Agreement, dated as of April 15, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and the collateral agent (incorporated by reference to Exhibit 10.1 of Ontrak, Inc.'s Form 10-Q filed with the SEC on May 11, 2022).

10.8(b)	Letter Agreement dated July 15, 2022, between Ontrak, Inc., and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on July 21, 2022).
10.8(c)
Letter Agreement dated August 26, 2022, between Ontrak, Inc. and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on September 9, 2022).

10.8(d)
First Amendment to Master Note Purchase Agreement, dated as of August 12, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated herein by reference to Exhibit 10.13 of the Company's Form 10-K filed with the SEC on April 17, 2023).

10.8(e)
Second Amendment to Master Note Purchase Agreement, dated as of November 19, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.5 of the Company's Form 10-Q filed with the SEC on November 21, 2022).

10.8(f)
Third Amendment to Master Note Purchase Agreement, dated as of December 30, 2022, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on January 4, 2023).

10.8(g)
Fourth Amendment to Master Note Purchase Agreement made as of June 23, 2023, by and among Ontrak, Inc., certain of its subsidiaries, Acuitas Capital LLC, and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on June 27, 2023).

10.8(h)
Letter Agreement dated August 7, 2023, between Ontrak, Inc., Acuitas Capital LLC and U.S. Bank Trust Company, National Association (incorporated herein by reference to Exhibit 10.2 of the Company's Form 10-Q filed with the SEC on August 10, 2023).

10.8(i)
Fifth Amendment to Master Note Purchase Agreement, dated as of October 31, 2023, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on November 2, 2023).

10.8(j)
Letter Agreement dated November 9, 2023, between Ontrak, Inc. and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 of the Company's Form 8-K filed with the SEC on November 15, 2023).

10.8(k)
Stockholders Agreement made and entered into as of February 21, 2023, by and between Ontrak, Inc. and Acuitas Capital LLC (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on February 22, 2023).

10.8(l)
Sixth Amendment to Master Note Purchase Agreement, dated as of March 28, 2024, by and between Ontrak, Inc., certain of its subsidiaries as party thereto as guarantors, and Acuitas Capital LLC, as purchaser and U.S. Bank Trust Company, National Association, as collateral agent (incorporated herein by reference to Exhibit 10.1 to the Company's Form 8-K filed with the SEC on March 28, 2024).

10.8(m)
Agreement by and between Ontrak, Inc. and Acuitas Capital LLC, dated August 13, 2024 (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 10-Q filed with the SEC on August 14, 2024).

10.8(n)
Agreement dated April 8, 2025, between Ontrak, Inc., Acuitas Capital LLC and Terren S. Peizer (incorporated herein by reference to Exhibit 10.8(n) to the Company's Form 10-K filed with the SEC on April 14, 2025).

10.9
Form of Waiver and Consent Agreement, dated as of March 28, 2024, by the party thereto in favor of Ontrak, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company's Form 8-K filed with the SEC on March 28, 2024).

10.10
Waiver Agreement, effective as of March 28, 2024, by Humanitario Capital LLC in favor of Ontrak, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company's Form 8-K filed with the SEC on March 28, 2024).

10.11#	Ontrak, Inc. 2017 Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 8-K filed with the SEC on September 13, 2024).
10.12#
Form of stock option agreement for grants to non-executive officer employees under the 2017 Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company’s Form 8-K filed with the SEC on September 13, 2024).

10.13#
Form of stock option agreement for grants to executive officers under the 2017 Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 8-K filed with the SEC on September 13, 2024).

10.14#
Form of stock option agreement for grants to non-employee directors under the 2017 Amended and Restated Stock Incentive Plan (incorporated herein by reference to Exhibit 10.4 to the Company’s Form 8-K filed with the SEC on September 13, 2024).

10.15#	Employment Agreement of Richard Newman, dated August 12, 2024 (incorporated herein by reference to Exhibit 10.1 to the Company’s Form 10-Q filed with the SEC on August 14, 2024).
10.16*	Form of Securities Purchase Agreement.
10.17*	Placement Agency Agreement between Ontrak, Inc. and Roth Capital Partners, LLC dated , 2025.

21.1	Subsidiaries of the Company (incorporated herein by reference to Exhibit 21.1 to the Company's Form 10-K filed with the SEC on April 14, 2025).
23.1*	Consent of Sheppard, Mullin, Richter & Hampton LLP.
23.2*	Consent of Independent Registered Public Accounting Firm – EisnerAmper LLP.
24.1*	Powers of Attorney for directors and certain executive officers (included on the signature page).
107*	Filing fee table.
___________________

*	To be filed by amendment.
#	Indicates a management contract or compensatory plan.

Item 17. Undertakings
The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” or “Calculation of Registration Fee” table, as applicable, in the effective registration statement; and

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)	For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
(7)
(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Miami, State of Florida, on the day of , 2025.

ONTRAK, INC.

By:
Brandon H. LaVerne
Chief Executive Officer (Principal Executive Officer)

POWER OF ATTORNEY
Each person whose signature appears below hereby constitutes and appoints Brandon H. LaVerne and James J. Park, or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this registration statement, including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) and Rule 462(e) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, with full power to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his or her or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in their capacities and on the date indicated.

Signature	Title	Date

	Chief Executive Officer	, 2025
Brandon H. LaVerne	(Principal Executive Officer)

	Chief Financial Officer	, 2025
James J. Park	(Principal Financial and Accounting Officer)

	Chairman of the Board of Directors	, 2025
Michael E. Sherman

	Director	, 2025
Richard A. Berman

	Director	, 2025
James M. Messina